EXHIBIT 99.1

BRALORNE GOLD MINE, BRITISH COLUMBIA, CANADA

NI 43-101 Technical Report

Prepared for:	Submitted by:

Avino Silver & Gold Mines Ltd.	Garth Kirkham, P.Geo

Suite 900, 570 Granville Street	Kirkham Geosystems Ltd., Burnaby, BC

Vancouver, British Columbia, V6C 3P1	Tel: 1 (604) 529-1070

Tel: 1 (604) 682-3701	Jasman Yee, P.Eng.

Effective Date: October 20, 2016	Consulting Metallurgist

Release Date: October 20, 2016

Bralorne Project, BC, Canada NI 43-101 Technical Report

Contents

1.			Executive Summary.	1-1
2.			Introduction.	2-1
3.			Reliance on Other Experts.	3-1
4.			Property Description and Location.	4-1
	4.1		Introduction.	4-1
	4.2		Location.	4-1
	4.3		Claims.	4-2
		4.3.1	List of Claims.	4-5
5.			Accessibility, Climate, Local Resources, Infrastructure and Physiography.	5-1
	5.1		Accessibility.	5-1
6.			History.	6-1
	6.1		Early History and Production.	6-1
	6.2		Work After Mine Closure.	6-1
		6.2.1	Taylor-Bridge: Peter Vein Area.	6-1
		6.2.2	Bralorne-Pioneer Area.	6-3
7.			Geological Setting and Mineralization.	7-1
	7.1		Regional Geology.	7-1
	7.2		Local and Property Geology.	7-2
	7.3		Mineralization.	7-7
8.			Deposit Types.	8-1
9.			Exploration.	9-1
	9.1		2009 Program.	9-3
	9.2		2010 Program.	9-3
	9.3		2011 Program.	9-3
	9.4		2012 Program.	9-4
	9.5		2013 Program.	9-4
	9.6		2014 Program.	9-5
	9.7		2015 Program.	9-5

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10.			Drilling.	10-1
	10.1		2009 Surface Drill Program.	10-1
		10.1.1	Results for BK Structure.	10-3
		10.1.2	Results for Alhambra Structure.	10-4
		10.1.3	Results for Parallel Veins.	10-4
	10.2		2010 Surface Drilling.	10-4
		10.2.1	Results for BK Structure.	10-5
	10.1		2011 Surface Drill Program.	10-6
		10.1.1	Results for BK Structure.	10-7
	10.2		2011 Underground Drill Program.	10-10
		10.2.1	Results for 2011 Underground Drilling.	10-11
	10.3		2012 Surface Drill Program.	10-12
		10.3.1	Results for 2012 Surface Drilling.	10-12
	10.4		2012 Underground Drill Program.	10-13
		10.4.1	Results for 2012 Underground Drilling.	10-14
	10.5		2013 Underground Drill Program.	10-16
		10.5.1	Results for 2013 Underground Drilling.	10-17
	10.6		2014 Surface Drilling Program.	10-17
		10.6.1	Results for 2014 Surface Drilling.	10-18
	10.7		2015 Surface Drilling Program.	10-19
		10.7.1	Results for 2015 Surface Program.	10-20
11.			Sampling Preparation, Analyses and Security.	11-1
	11.1		Introduction.	11-1
	11.1		Mine Sampling Methods.	11-1
	11.2		Drill Core Sampling.	11-1
	11.3		Assay Quality Assurance/Quality Control	11-2
		11.3.1	Drill Core QA/QC.	11-4
		11.3.2	Mine Sample QA/QC.	11-10
12.			Data Verification.	12-1
13.			Mineral Processing and Metallurgical Testing.	13-1

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14.			Mineral Resource Estimate.	14-1
	14.1		Data.	14-1
	14.2		Geological Model	14-1
	14.3		Composites.	14-2
	14.4		Grade Capping.	14-3
	14.5		Grade Interpolation.	14-4
	14.6		Density.	14-5
	14.7		Mined As-built Volumes.	14-5
	14.8		Classification.	14-5
	14.9		Resource Reporting.	14-6
15.			Mineral Reserve Estimates.	15-1
16.			Mining Methods.	16-1
17.			Recovery Methods.	17-1
18.			Project Infrastructure.	18-1
	18.1		INTRODUCTION.	18-1
	18.2		TAILING DEPOSITION SYSTEM.	18-1
19.			Market Studies and Contracts.	19-1
20.			Environmental Studies, Permitting or Community Impact	20-1
	20.1		Introduction.	20-1
		20.1.1	Discharge Permit 14480 (MOE)	20-1
		20.1.2	Permit M-207 (MEMPR)	20-2
	20.2		First Nations.	20-2
21.			Capital and Operating.	21-1
22.			Economic Analysis.	22-1
23.			Adjacent Properties.	23-1
24.			Other Relevant Data and Information.	24-1
25.			Interpretation and Conclusions.	25-1
26.			Recommendations.	26-1
27.			References.	27-1
28.			Certificate of Qualified Persons.	28-1

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Bralorne Project, BC, Canada NI 43-101 Technical Report

LIST OF FIGURES

Figure 4-1:	Location Map	4-1
Figure 4-2:	Bralorne Claims	4-3
Figure 5-1:	Location Map	5-1
Figure 7-1:	Regional Geological Setting of the Bralorne Property	7-2
Figure 7-2:	Map of the Bridge River Camp Showing Major Faults and Mineral Deposits	7-3
Figure 7-3:	Local Geological Setting of the Bralorne Property	7-4
Figure 7-4:	Geological Map of the Bralorne Property	7-6
Figure 7-5:	Schematic Longitudinal Section Showing Historic Mines and Exploration Targets	7-8
Figure 9-1:	Location of Drilling and Mine Development Areas from 2009 to 2015	9-2
Figure 11-1:	Standards Used and its Two Standard Deviations	11-2
Figure 11-2:	Standards Sequence Used from February 2015	11-3
Figure 11-3:	Bralorne 2014-2015 Drilling Assays - Blanks QAQC	11-5
Figure 11-4:	Bralorne 2014-2015 Drilling Assays - CDN-GS-1L Standard QAQC	11-6
Figure 11-5:	Bralorne 2014-2015 Drilling Assays - CDN-GS-5L Standard QAQC	11-6
Figure 11-6:	Bralorne 2014-2015 Drilling Assays - CDN-GS-9A Standard QAQC	11-7
Figure 11-7:	Bralorne 2014-2015 Drilling Assays - Repeat Pulp FA Sampling	11-8
Figure 11-8:	Bralorne 2014-2015 Drilling Assays - Repeat Reject Metallic Screen Sampling	11-9
Figure 14-1:	Plan View of Vein Solids with Mine Development (grid lines=2000’, North to top)	14-2
Figure 14-2:	Probability Plot for All Au Composites within Veins	14-4
Figure 14-3:	Long-section View of 51b FW Vein Block Model looking Northeast (grid lines=200’)	14-6
Figure 14-4:	Long-section View of 51b HW/FW Vein Block Model looking Northeast (grid lines=200’)	14-7
Figure 14-5:	Long-section View of Alhambra Vein Block Model looking Northeast (grid lines=200’)	14-7
Figure 14-6:	Long-section View BK Vein Block Model looking North (grid lines=200’)	14-8
Figure 14-7:	Long-section View of BK-9870 Vein Block Model looking North (grid lines=200’)	14-8
Figure 14-8:	Long-section View of BKN Vein Block Model looking North (grid lines=200’)	14-9
Figure 14-9:	Long-section View of Prince Vein Block Model looking North (grid lines=200’)	14-9
Figure 14-10:	Long-section View of Shaft Vein Block Model looking North (grid lines=200’)	14-10
Figure 14-11:	Long-section View of Taylor Vein Block Model looking North (grid lines=200’)	14-10

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LIST OF TABLES

Table 1.1:	Mineral Resource for Bralorne Project	1-3
Table 1.2:	Budget for Proposed 2016-2017 Work Program	1-6
Table 4.1:	Bralorne Area Tenures	4-5
Table 4.2:	Crown-Granted Mineral Claims Owned by the Company	4-6
Table 6.1:	2012 Resources for Bralorne	6-6
Table 10.1:	Summary of 2009 Surface Diamond Drilling	10-2
Table 10.2:	Significant Intercepts from 2009 Surface Drill Holes	10-3
Table 10.3:	Summary of 2010 Surface Diamond Drilling	10-5
Table 10.4:	Significant Intercepts from 2010 Surface Drill Holes	10-6
Table 10.5:	Summary of 2011 Surface Diamond Drilling	10-8
Table 10.6:	Significant Intercepts from 2011 Surface Drill Holes	10-9
Table 10.7:	Summary of 2011 Underground Diamond Drilling	10-10
Table 10.8:	Significant Intercepts from 2011 Underground Diamond Drilling	10-11
Table 10.9:	Summary of 2012 Surface Diamond Drilling	10-12
Table 10.10:	Significant Intercepts from 2012 Surface Diamond Drilling	10-12
Table 10.11:	Summary of 2012 Underground Diamond Drilling	10-13
Table 10.12:	Summary of 2012 Underground Bazooka Diamond Drilling	10-14
Table 10.13:	Significant Intercepts from 2012 Underground Diamond Drilling	10-15
Table 10.14:	Summary of 2013 Underground Diamond Drilling	10-16
Table 10.15:	Summary of 2013 Underground Bazooka Diamond Drilling	10-16
Table 10.16:	Significant Intercepts from 2013 Underground Diamond Drilling	10-17
Table 10.17:	Summary of 2014 Surface Diamond Drilling	10-18
Table 10.18:	Significant Intercepts from 2014 Surface Diamond Drilling	10-18
Table 10.19:	Summary of 201 Surface Diamond Drilling	10-19
Table 10.20:	Significant Intercepts from 2015 Surface Diamond Drilling	10-21
Table 14.1:	Composites Weighted by Length	14-3
Table 14.2:	Block Model Origin, Size and Orientations	14-4
Table 14.3:	Mineral Resource for Bralorne Project	14-6
Table 25.1:	Table of Key Project Risks and Opportunities	25-3
Table 26.1:	Budget for Proposed 2016-2017 Work Program	26-1

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Bralorne Project, BC, Canada NI 43-101 Technical Report

1 EXECUTIVE SUMMARY

The Bralorne property and town of Bralorne is located 248 km northeast of Vancouver, British Columbia, Canada and is easily accessible from Vancouver by all-weather government-maintained roads. The project is located at UTM Zone 10 (NAD83): 512,593 E, 5,625,215 N, or 50.778555° North,122.821384° West.

The property consists of legal mineral properties registered under and subject to the Mineral Tenure Act and Mineral Land Tax Act of the Province of British Columbia. The Bralorne property comprises 154 Crown-granted mineral claims; 4 reverted Crown-granted mineral claims; and 26 metric unit (cell) mineral claims. Bralorne Gold Mines Ltd. owns 100% of the property, all of which is contiguous. Bralorne Gold Mines Ltd. is a wholly owned subsidiary of Avino Silver and Gold Mines Ltd.

The property is located in mountainous terrain with deeply incised stream valleys and moderate to steep slopes. Topographic elevations range from 870 m on the Hurley River in the northwest part of the property to 1,615 m on the eastern edge of the property. Vegetation on the property consists of mature spruce, pine and interior Douglas-fir. Approximately 40% of the property has been clear cut.

Access can be gained by proceeding north from Vancouver on paved Highway 99 through Squamish, Whistler and Pemberton, 233 km to Lillooet, then west 118.5 km on Highway 40 through Gold Bridge to the town of Bralorne (Figure 5-1). Highway 40 is approximately 75% paved from Lillooet to Bralorne and is maintained throughout the year, mainly for logging and residential access. It takes approximately 5.5 hours to drive this route. An alternative route, in spring, summer and fall, is to drive to Pemberton on Highway 99 then northwest 20 km to Pemberton Meadows and northeast 35 km over the gravel Hurley River Forest access road to the town of Bralorne. It takes approximately 4.5 hours to drive this route from Vancouver, but the road is not snow-ploughed in the winter.

The infrastructure at the Bralorne mine site is well developed. A mill with a nominal capacity of 100 tons per day has been constructed on the property near the 800 Level portal. A tailings pond with an ultimate five-year capacity has been constructed. The company maintains a 45-person bunkhouse, cookhouse, dry, offices and assay lab on the property.

This updated Technical Report supersedes the Preliminary Economic Analysis (“PEA”) which was authored by Beacon Hill Consultants (1988) Ltd. in 2012. The information contained in the 2012 PEA was based on the 2012 Mineral Resource Estimate. This information is now considered to be out of date due to this updated 2016 Mineral Resource estimate such that it can no longer be relied upon. The Project is no longer considered an advanced property for the purposes of NI 43-101, as the potential economic viability of the Project is not currently supported by a Preliminary Economic Assessment, Pre-Feasibility Study or Feasibility Study.

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The Bralorne-Pioneer property is situated within the Bridge River mining district in southwestern British Columbia. The geological setting and metallogeny of the region is described by Hart et al. (2008) and Church and Jones (1999). The regional geology is shown in Figure 7-1.

The Bridge River district is situated at a tectonic boundary between the Cache Creek and Stikine allochthonous terranes. The Bridge River Terrane is possibly equivalent to the Cache Creek Terrane and comprises slabs of oceanic and transitional crust that were stacked against the continental margin together with island-arc-related units of the Cadwallader Terrane, interpreted as part of the Stikine Terrane. Diverse rock units of these two terranes are structurally deformed and imbricated in the area, together with large fault-bounded slices of gabbroic and ultramafic rocks. These early structures are crosscut by later northwest- and north-trending major faults related to the Fraser-Yalakom regional dextral strike slip fault system, and by Late Cretaceous and Tertiary granitic plutons and related dikes (Church, 1996).

The Bridge River Terrane comprises Mississippian to Middle Jurassic accretionary complexes of oceanic basalt and gabbro and related ultramafic rocks, chert, basalt, shale and argillite. It is juxtaposed with Late Triassic to Early Jurassic island arc volcanic rocks and mostly marine, arc-marginal clastic strata of the Cadwallader Terrane. These assemblages are variably overlain, mostly to the north, by clastic, mostly non-marine successions belonging to the Jurassic-Cretaceous Tyaughton Basin (Hart et. al., 2008).

The region has been intruded by a wide range of Cretaceous and Tertiary plutonic and volcanic rocks and their hypabyssal equivalents. Most significant among these are the dominantly Cretaceous granitoid bodies that form the Coast Plutonic Complex (CPC), which is locally characterized by the 92 Ma Dickson McClure intrusions, and the large individual bodies of the Late Cretaceous Bendor plutonic suite. Hypabyssal magmatism is reflected by emplacement of porphyritic dikes between 84 and 66 Ma, with the youngest magmatic event being 44 Ma lamprophyre dikes (Hart et. al., 2008).

The district has been deformed by mid-Cretaceous contractional deformation within the westerly trending Shulaps thrust belt, and by contractional and oblique-sinistral deformation associated with the Bralorne-Eldorado fault system. The timing of this deformation and metamorphism is ca. 130 to 92 Ma, with synorogenic sedimentary flysch, as young as mid-Cretaceous, cut by the faults (Hart et. al., 2008). The Bridge River and Cadwallader Terrane are juxtaposed along the Bralorne-Eldorado fault system, which in the Bridge River area consists of linear, tectonized and serpentinized slices of late Paleozoic mafic and ultramafic rocks known as the Bralorne-East Liza Lake thrust belt, a 1 to 3 km wide zone defined by Schiarizza et al., 1997.

The principal stratigraphic assemblages of the local area include the Bridge River Complex and Cadwallader Group. Nomenclature is described by Leitch (1990) and Church and Jones (1999). The Bridge River Complex was subdivided by Cairnes (1937) into two packages, sedimentary and volcanic, with a thickness of 1,000 m or more of ribbon chert and argillite with very minor discontinuous limestone lenses, and large volumes of basalt, some pillowed. The Cadwallader Group has been subdivided into three formations: the lowermost sedimentary Noel Formation, the Pioneer Formation greenstones, and the upper Hurley Formation sedimentary rocks (Cairnes, 1937). The Pioneer Formation, commonly termed “greenstones” in mine usage, ranges from fine-grained, massive amygdaloidal flows and medium-grained dykes or sills, to coarse lapilli tuffs and aquagene breccias. It is estimated to be at least 300 m thick in the Cadwallader Valley (Cairnes, 1937), but may be thicker elsewhere. The Hurley Formation comprises a rhythmically layered green volcanic wacke and darker argillite. The Noel Formation, as defined by Cairnes (1937), consists of black argillites that are less calcareous than those of the Hurley; however, differentiation between the two formations is difficult.

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The gold-quartz veins form an approximate en echelon array. They have strike lengths of as much as 1,500 m between bounding fault structures, and extend to at least 2,000 m in depth, with no significant changes in grade or style of mineralization recorded. Ores consist mainly of ribboned fissure veins with septa defined by fine-grained chlorite, sericite, graphite or sulphide minerals.

Veins are dominantly composed of quartz, with minor carbonate minerals, mainly calcite and ankerite, and lesser amounts of chlorite, sericite, clay altered mariposite, talc, scheelite and native gold. Sulphides are present and, although locally abundant, make up less than 1% of total vein volume. Pyrite and arsenopyrite are the most abundant sulphides with lesser marcassite, pyrrhotite, sphalerite, stibnite, galena, chalcopyrite and rare tetrahedrite.

The company’s exploration activities have been primarily related to delineating and expanding resources. The goal was to confirm the mineralization in the BK Zone, provide access to the 51BFW veins, explore the mineralization in the Shaft Vein as well as the 77 / 52 Vein zones. The work included diamond drilling from surface and underground, and drifting and raising with the development of shrinkage stopes for bulk sample testing.

With the mill shut down since December 2014 the focus of the underground development in 2015 was initially to advance the BK Mine 3750 and 3850 Level access drifts towards the Alhambra Vein with a reduced one shift crew of three miners until April 2015. Three drill holes targeted the Alhambra Vein extensions to the West for a total of 1,218 ft (371.25 m) followed by drilling on the 77 / 52 Veins in the gap zone between the historic Bralorne and Pioneer Mines totaling 20,351 ft (6,202.98 m).

No further exploration development or drilling has occurred after April 2015 or in 2016 onward while the company focused on the TSF embankment raise, water treatment and permitting.

The mineral resources are listed in Table 1.1.

Table 1.1: Mineral Resource for Bralorne Project

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Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 0.1 ounces per ton gold.

It was determined that the 4’ composite lengths offered the best balance between supplying common support for samples and minimizing the smoothing of the grades. The 4’ sample length also was consistent with the distribution of sample lengths within the mineralized domains.

The method employed to address outlier grades was to limit the range of influence for gold values greater than 3 opt to 25 feet, which equates to the adjacent, adjoining two blocks. Outside of this range, the gold values are capped to 3 opt.

The estimation methods used for each of the nine veins was substantially the same. Mineral resources were estimated by inverse distance and verified by means of nearest neighbor and ordinary kriged methods, in addition to swathplot comparisons of estimates and visual inspections.

The Block Models used for estimating the resources were orthogonal and non-rotated with the exception of the Alhambra and the 51b veins which are reflective of the orientation of each deposit. The block size chosen was 16’ x 4’ x 16’ for all models with the exception of the 51b veins has model dimensions of 20’ x 20’ x 4’.

The search strategy employed for all zones was using inverse distance squared (ID2) as the interpolator, using a 200’ omni-directional search with a minimum of 3 composites, a maximum of 9 and a maximum of 3 composites per drillhole.

The average bulk dry density for the mineralized vein is 12.1 ft3/ton.

Solids volumes have been created of the mined out areas that were accounted for and extracted from the resource calculation.

Cut-off grades were applied to satisfy the condition of reasonable prospects for eventual economic extraction and were calculated using an estimate of costs, a gold price of US$1,300/oz and metallurgical recovery.

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Classification of resources was based on the Canadian Institute of Mining (CIM) definition standards, where distance to nearest composite was used as a guide and measured resources were within 25 ft, indicated within 50 ft and inferred within 100 ft. Final classification of resources was based on the Canadian Institute of Mining (CIM) definition standards, which dictates that continuity must be demonstrated. The spacing distances are intended to define contiguous volumes, and they should allow for some irregularities due to actual drill hole placement. The final classification volume results were smoothed manually to come to a coherent classification scheme.

Comparison to 2012 Resource Estimate

The difference between the 2012 and the 2016 estimates are: a 53% increase in tons and 7% increase in grade for measured; 62% increase in tons and 27% in grade for indicated; and 34% increase in tons with a decrease of 17% in grade for the inferred. Key factors that have resulted in the changes in resources from 2012 to 2016 include:

•	Additional data and information.

•	Exclusion of 52 and King veins due to access and data issues.

•	Addition of three new veins namely; Alhambra, Prince, Shaft and the BK-9780 splay off of the BK zone.

•	Exclusion of the 800 stockpile and BK broken inventory which have either been processed or not accessible. There is approximately 2,450 tons in low grade stockpiles which have not been reported as the grade is not known but is thought to be approximately 0.1 ounces per ton but not verified.

•	Differences related to the estimation plan used for interpolating the resources.

In order to further evaluate the resource potential of the Bralorne Project and advance the project by evaluating its economic viability, the following recommendations should be considered:

•	To add resources, increase confidence and upgrade resource classification with 11,000 m of diamond drilling in 30 holes.

•	Continue with the QA/QC of the master database.

•	Continue density measurements and analysis.

•	Perform geostatistical evaluation.

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•	Data compilation and update resource estimates.

•	Perform operating cost and capital expenditure study in support of and advanced studies.

•	Initiate an advanced metallurgical test study and process engineering.

•	Upgrade mill infrastructure and site engineering.

•	Carry out an independent Preliminary Economic Assessment.

A budget of $5,210,000 is estimated to complete the aforementioned work and is presented in Table 26.1.

Table 1.2: Budget for Proposed 2016-2017 Work Program

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2 INTRODUCTION

Avino Silver & Gold Mines Ltd. acquired Bralorne Gold Mines in October of 2014, giving Avino full control and ownership of the Bralorne mine. Avino is implementing a multi-stage, multi-year plan to increase gold resources, expand the mine's operating capacity and realize a much more efficient operation that will contribute significantly to Avino's overall production in the coming years.

Avino Silver & Gold Mines Ltd. has retained Garth Kirkham, P. Geo. of Kirkham Geosystems Ltd. (“Kirkham Geosystems”) to produce a Technical Report (“Report”) in compliance with disclosure and reporting requirements set forth in the Canadian Securities Administrators’ National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (collectively, “NI 43-101”), for the Bralorne Project (“Property”) located in British Columbia.

This updated Technical Report supersedes the Preliminary Economic Analysis (“PEA”) which was authored by Beacon Hill Consultants (1988) Ltd. in 2012. The information contained in the 2012 PEA was based on the 2012 Mineral Resource Estimate. This information is now considered to be out of date due to this updated 2016 Mineral Resource estimate such that it can no longer be relied upon. The Project is no longer considered an advanced property for the purposes of NI 43-101, as the potential economic viability of the Project is not currently supported by a Preliminary Economic Assessment, Pre-Feasibility Study or Feasibility Study.

Garth Kirkham, P. Geo. of Kirkham Geosystem is responsible for all sections of the report with the exception of Section 13 Mineral Processing and Metallurgical Testing– and Section 17 –Recovery Methods, which are the responsibility of Mr. Jasman Yee, P.Eng., Consulting Metallurgist. Mr. Kirkham is responsible for compiling all other aspects of this report. By virtue of education and relevant work experience, Mr. Kirkham is an independent Qualified Persons as defined by National Instrument 43-101. Mr. Yee is a Qualified Person as defined by National Instrument 43-101 but is not independent by virtue of being a director of the Company.

All $ dollar values are in Canadian dollars unless otherwise stated.

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Garth Kirkham, P.Geo, of Kirkham Geosystems Ltd. Kirkham is an independent Qualified Person (QP) as defined within the requirements of National Instrument 43-101 (NI 43-101).

The information, conclusions, opinions, and estimates contained herein are based on:

•	information available to the author at the time the report was prepared;

•	assumptions, conditions, and qualifications as outlined in this report; and

•	data, reports, and other information supplied by Avino Silver & Gold Mines Ltd. (Avino or Company) and other third-party sources.

Avino reported to the author that, to the best of its knowledge, there are no known litigations that could potentially affect the Bralorne Project.

Note: The author of this technical report is not qualified to provide extensive commentary on legal, socio-economic or environmental issues associated with the property. As such, portions of Section 4 that deal with the types and numbers of mineral tenures and licenses; the nature and extent of title and interest in the property; and the terms of any royalties, back-in rights, payments or other agreements and encumbrances to which the property is subject, are only descriptive in nature and are provided exclusive of a legal opinion. In addition, portions of Section 20 that are related to environmental, permitting and First Nations issues are not the responsibility of the author.

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4 PROPERTY DESCRIPTION AND LOCATION

4.1 Introduction

Avino and predecessor, Bralorne Gold Mines Ltd., have been exploring and developing the Bralorne property for many years.

4.2 Location

The Bralorne property and town of Bralorne is located 248 km northeast of Vancouver, British Columbia, Canada and is easily accessible from Vancouver by all-weather government-maintained roads. The project is located at UTM Zone 10 (NAD83): 512,593 E, 5,625,215 N, or 50.778555° North,122.821384° West.

Figure 4-1: Location Map

Source: Avino Silver and Gold Mines Ltd.

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4.3 Claims

The property consists of legal mineral properties registered under and subject to the Mineral Tenure Act and Mineral Land Tax Act of the Province of British Columbia. The Bralorne property comprises the following (Figure 4-2):

•	154 Crown-granted mineral claims;

•	4 reverted Crown-granted mineral claims; and

•	26 metric unit (cell) mineral claims.

That includes the recent purchase of BRX mineral cell claims - effective August 20, 2016 (see table 4-1 below).

Bralorne Gold Mines Ltd. owns 100% of the property (Figure 4-2), all of which is contiguous. Bralorne Gold Mines Ltd. is a wholly owned subsidiary of Avino Silver and Gold Mines Ltd.

The Crown-granted mineral claims are subject to the Mineral Land Tax Act; this requires the owner to pay the Ministry of Energy & Mines a tax of $1.25 per hectare to maintain the claims in good standing for one year. The total annual taxes for the 154 Crown-granted mineral claims are $2,248.37. Currently, all of the Crown-granted mineral claims are in good standing until July 2017, and the annual taxes will be paid again prior to that date.

Crown-granted mineral claims confer rights to subsurface minerals, and may include surface rights, water rights and timber rights. Avino currently holds the surface rights for the following eight Crown-granted mineral claims and one surveyed lot:

•	DL 539, Little Joe

•	DL 547, Ida May

•	DL 5489, Telephone Fr.

•	DL 670, Telephone

•	DL 5582, Millbank

•	Lots 3,4,6, and 7 of DL 7883 Cora Fr

•	DL 456, Pioneer

•	Lot 1 of DL 671 Wood Duck

•	Lot 20 of DL 5484 Polnud

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Figure 4-2: Bralorne Claims

Source: Bralorne Gold Mines Ltd.

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Bralorne Project, BC, Canada

Reverted Crown-granted mineral claims are treated the same as mineral claims. The owner has two options: either spend $200 on each 500 by 500 m unit or each 1,500 by 1,500 ft claim, including proper documentation, or pay $200 per unit or claim in lieu of expenditure to the government (cash-in-lieu).

All of Avino's mineral cell claims are currently in good standing; the first expiry date is October 22, 2016 for only one recently staked claim (tenure number 1035602, “TSFX”). The remaining original mineral cell claims had a good to date of December 31, 2024. After the acquisition of the BRX mineral cell claims, a new assessment filing has been registered with the Mineral Titles Office (MTO) on September 23, 2016, to extend the good to date for all Bralorne and BRX mineral cell claims (except the “TSFX” mineral cell claim) to September 23, 2026, pending the approval of the assessment report which is to be filed.

All of the Crown-granted mineral claims and reverted Crown-granted mineral claims have been legally surveyed. The 26 metric unit mineral claims have not been surveyed.

Note: An underlying agreement exists for 12 Crown grants. Avino is required to pay 1.6385% of net smelter royalty from these claims, and, if the ore grade exceeds 0.75 ounces per ton gold, Avino is required to pay an additional $0.50 per ton. The following 12 Crown grants are subject to this agreement:

•	Lot 5742 Sunbeam

•	Lot 5743 Comstock No.5

•	Lot 5744 Comstock No.2

•	Lot 5745 Homestake

•	Lot 5746 Sunshine

•	Lot 5747 Comstock No.3

•	Lot 5748 Lorenzo

•	Lot 5750 Orion No.4

•	Lot 5751 Orion

•	Lot 5752 Comstock No.8

•	Lot 5754 Comstock No.7

•	Lot 5755 Comstock No.6

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4.3.1 List of Claims

The Bralorne area tenures are shown in Table 4.1; these are 100% owned by Bralorne Gold Mines Ltd. (client number 134749).

Table 4.1: Bralorne Area Tenures

The information shown in Table 4.1 is considered to be accurate as at October 7, 2016 according to the Mineral Titles Online (MTO) database. The MTO database lists only the reverted Crown grants (4) and the metric unit (cell) claims (26).

In addition, Avino owns 154 Crown-granted mineral claims as shown in Figure 4.3.

Therefore, the total mineral tenure consists of 154 Crown-granted mineral claims, two reverted Crown grants, and 28 metric unit (cell) claims.

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Bralorne Project, BC, Canada

Table 4.2: Crown-Granted Mineral Claims Owned by the Company

Continued on next page

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Continued on next page

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Bralorne Project, BC, Canada

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

The property is located in mountainous terrain with deeply incised stream valleys and moderate to steep slopes. Topographic elevations range from 870 m on the Hurley River in the northwest part of the property to 1,615 m on the eastern edge of the property. Vegetation on the property consists of mature spruce, pine and interior Douglas-fir. Approximately 40% of the property has been clear cut.

Access can be gained by proceeding north from Vancouver on paved Highway 99 through Squamish, Whistler and Pemberton, 233 km to Lillooet, then west 118.5 km on Highway 40 through Gold Bridge to the town of Bralorne (Figure 5-1). Highway 40 is approximately 75% paved from Lillooet to Bralorne and is maintained throughout the year, mainly for logging and residential access. It takes approximately 5.5 hours to drive this route. An alternative route, in spring, summer and fall, is to drive to Pemberton on Highway 99 then northwest 20 km to Pemberton Meadows and northeast 35 km over the gravel Hurley River Forest access road to the town of Bralorne. It takes approximately 4.5 hours to drive this route from Vancouver, but the road is not snow-ploughed in the winter.

Figure 5-1: Location Map

CANADA
Bralorne/
Pioneer
Fort Nelson
Fort St. John
Dawson Creek
Stewart
Mackenzie
Terrace
Smithers
Prince Rupert
Prince George
British
Columbia
Quesnel
Bella Coola
Fraser River
Williams Lake
100 Mile House
Bralorne/
Pioneer
Port Hardy
Lillooet
Pemberton
Whistler
Lytton
Merritt
Kamloops
Salmon Arm
Vernon
Kelowna
Revelstoke
Golden
Invermere
Columbia River
Kaslo
Nelson
Sparwood
Cranbrook
Castlegar
Penticton
Princeton
Hope
Osoyoos
Vancouver
Vancouver Island
Pacific Ocean
Courtenay
Port Alberni
Tofino
Nanaimo
VICTORIA
0 100 200
kilometres

Bralorne Gold Mines Ltd.			
Bralorne/Pioneer Property Lillooet Mining District, B.C., Canada			
Location Map			
Scale: as shown	N.T.S. 92J/15	Figure 1	
Date: April 2005	U.T.M. Zone 10		
By: A.G.B.	David Dunn, P.Geo

Source: Bralorne Gold Mines Ltd.

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The community of Bralorne lies in the center of the property. This town site was built to support historic mining operations and now has about 70 full-time residents. The community of Gold Bridge lies 11 km northwest of Bralorne, and, including the surrounding area, has a population of approximately 200. There are limited facilities in Gold Bridge, including two motels, a restaurant, gas station, grocery store, and one school covering kindergarten to grade seven. Lillooet and Pemberton can provide all the services required to operate a mine. The property lies on the boundary between West Coast Marine and Interior climatic zones and is in the rain shadow created by the Coast Mountains. Precipitation is moderate, with generally warm, dry summers. Moderate to heavy snowfalls occur in winter months, with accumulations on the property that can exceed 3 m. Surface exploration work is generally curtailed during winter months due to freezing conditions.

Although no major mining impediments are experienced by other surface rights holders, individual agreements need to be negotiated for the use of privately held surface lands. In general, the local population is pro-mining, and it would like to see the mine revived for the benefits it would generate for the communities.

The town of Bralorne and the mine facilities are connected to the BC electric power grid. The Lajoie Dam and power-generation facility on Downton Lake Reservoir, operated by BC Hydro, are located approximately 4 km north of the property. BC Hydro has indicated that the existing service could be increased in capacity to about 1.0 MVA, which is considered sufficient for a mill expansion up to a rate of 280 tons per day. (Beacon Hill, 2005). Sufficient water for all mining and milling purposes is available from the underground discharge from the 800 Level portal or from the flooded historic mine workings.

The infrastructure at the Bralorne mine site is well developed. A mill with a nominal capacity of 100 tons per day has been constructed on the property near the 800 Level portal. A tailings pond with an ultimate five-year capacity has been constructed. The company maintains a 45-person bunkhouse, cookhouse, dry, offices and assay lab on the property.

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6 HISTORY

6.1 Early History and Production

Part of the Bralorne property was first staked in 1896. Placer miners followed gold up the Fraser River, the Bridge River, the Hurley River and Cadwallader Creek to discover the sources of gold on the property. At that time, small-scale production began in the area of the Pioneer mine using an arrastra to treat the ore. In 1928, larger scale production began and operated using then-current mining and milling methods time and produced between 136 tonnes and 500 tonnes per day from then until the mine closed in 1971.

Total historic production from the Bralorne and Pioneer mines is recorded as 7.3 million tonnes grading 17.7 grams per tonne gold (8.0 million short tons at 0.52 ounces per ton), equating to 129.14 tonnes (4.2 million ounces) of gold (Church and Jones, 1999). Silver production from the deposits is recorded as 29.61 tonnes (952,000 ounces), zinc as 297 kilograms, and lead as 216 kilograms. Minor scheelite production occurred during the Second World War.

The Bralorne property now encompasses several historic mine workings: the major ones are the Pioneer, Bralorne, King and Taylor-Bridge areas. A total of 30 veins were developed on the property within the various mines through the 80 kms of tunneling on 44 levels, the deepest of which traced the 77 vein to a depth of 1,900 m (Church and Jones, 1999).

6.2 Work After Mine Closure

Since 1971, a number of companies have carried out considerable work on the property. The following subsections outline the various programs and results for each of the historic mine areas.

6.2.1 Taylor-Bridge: Peter Vein Area

In 1973 and 1974, Love Oil Company (Love Oil) carried out soil geochemical surveys, VLF-EM, ground magnetometer and hammer seismic surveys followed by bulldozer trenching and diamond drilling. Four veins (A through D) were intersected.

In 1987, Levon Resources Ltd. (Levon Resources) carried out soil geochemical, VLF-EM and ground magnetometer surveys over the same area, followed by backhoe trenching and drilling. This work better defined the Peter and Millchuck veins (D and C, respectively, from the 1974 Love Oil work). At that time, an adit was collared and a crosscut driven to intersect the Peter vein approximately 30 m below surface, and 20 m of drifting was carried out on the vein. Chip samples were taken across the vein at 1.5 m intervals in the drift. These samples were reported to average 13.1 grams per tonne gold over an average width of 1.04 m, including 31.7 m that averaged 21.1 grams per tonne gold over 1.04 m.

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In 1987, Avino Mines and Resources Ltd. (Avino Mines and Resources) became involved in the Bralorne area, and subsequently acquired 100% ownership from Love Oil, Coral Gold Corporation and Levon Resources.

In 1991, Avino Mines and Resources purchased the Bralorne-Pioneer property from Corona Corporation.

In 1991, Avino Mines and Resources conducted surface and underground exploration in the King and Taylor-Bridge (Cosmopolitan) areas, including surface drilling (five holes) to test the Peter vein, the rehabilitation of the King mine 800 Level and Taylor-Bridge crosscut, and underground drilling (seven holes) to explore the Peter vein.

In 1993, Bralorne-Pioneer Gold Mines Ltd. (Bralorne) optioned the property from Avino Mines and Resources and conducted a soil geochemical survey over the northeastern part of the Cosmopolitan property, as well as geological mapping and excavator trenching on selected geochemical anomalies.

In 1994, Bralorne carried out a diamond drill program on the Peter vein and other nearby veins.

In 1995, Bralorne carried out 700 ft of underground drifting on the Peter vein on the 800 Level. This work outlined a mineralized body on the Peter vein assaying 11.7 grams per tonne gold over an average 1.86 m width along a strike length of 36.6 m. In addition, underground drilling was carried out to test the Peter vein north of the 800 Level drift. Underground drilling was also carried out to test the Big Solley vein; a sub-parallel vein located 109.8 m southwest of the Peter vein.

In 1995, Bralorne also carried out trenching on the Maddie Zone, located approximately 600 m northeast of the Peter vein. Trenching in this zone returned positive results, but follow-up drilling returned poor results.

In 1997, Bralorne conducted additional drilling to explore the Peter vein.

In 2001, Bralorne drove a raise from the Upper Peter drift through to surface, and a second raise was driven part way to surface from the same level.

In 2002 and 2003, Bralorne drilled 24 surface diamond drill holes and carried out a major mechanized trenching program to test the Peter vein.

In 2002, Bralorne acquired 100% interest in the property from Avino Silver and Gold Mines Ltd.

In the fall of 2003 and the spring and summer of 2004, Bralorne rehabilitated part of the 800 Level, prepared both the 800-Level drift on the Peter vein and the Upper Peter crosscut (4230 Level) for stoping, and began stoping the vein in the Upper Peter workings.

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In the fall of 2004 and winter of 2005, Bralorne drove a trackless decline from the 4230 Level to the 4130 Level and developed stopes on both these levels.

When mining stopped in 2005, a total of 3,500 tons of ore grading 0.35 ounces per ton gold is estimated to have been produced from the Peter vein.

The Peter Vein trenches, the surface breakthrough of the raise and main Upper Peter portal have been reclaimed in 2016.

6.2.2 Bralorne-Pioneer Area

In 1973, Bralorne carried out major exploration programs in the old mine areas of the property. The Bralorne work was mainly conducted in the historic Bralorne mine workings and involved 3,050 m of diamond drilling to test targets above the 26 Level. Mineralization was identified in the 51, 75, 77 and 93 veins between the 21 Level and 26 Level, and in the 51 vein on and below the 16 Level.

From 1980 to 1984, E & B Explorations, Inc. (E&B), who acquired the main historic deposits in 1980, carried out major exploration programs. The programs included the following: conduct surface and underground drilling, dewater the workings, clean-out the old shafts and winzes to re-establish access to the mine, and remap and resample all of the accessible historic resources. Between 1980 and 1983, 5,000 m of surface drilling and 3,400 m of underground drilling were carried out. In 1984, 7,000 m of surface drilling, 2,000 m of underground drilling and 315 m of drifting were carried out. The surface drilling was concentrated in the Bralorne-Pioneer Gap and targeted the 51BFW, Countless-77 and Taylor veins. Underground drifting was carried out on the 800 Level, south of the King mine, in the Alhambra vein area in the 809, 812 and 813 veins, and on the 51B vein in the Bralorne mine.

In 1986, a 60% interest in the property was optioned by Mascot Gold Mines Limited. Exploration conducted by this company included surface and underground diamond drilling and drifting following the 51BFW vein on the 400 Level and 800 Level.

In 1987, a resource estimate was generated by an independent consultant (DeLeen, 1987) that stated a total of “Proven” and “Probable” resources above the 2600 Level of the former Bralorne mine: 833,846 tonnes grading 8.9 grams per tonne gold (919,158 tons grading 0.26 ounces per tonne gold, including 129,594 tonnes grading 14.1 grams per tonne gold (142,853 tons grading 0.41 ounces per ton gold) on the 51BFW vein above the 800 Level. This historical resource estimate is not NI 43-101 compliant. The categories used in this estimate are not those required for resource estimates according to NI 43-101, although the “Proven” and “Probable” categories likely correspond to the “Indicated” and “Inferred” resource categories of NI 43-101. The estimate is quoted here because it is relevant to further exploration and development of the property and because it indicates that a potential remains in the lower flooded portions of the mine. This information is included for historical reference. It is relevant in that it formed the basis for potentially identifying and verifying where and how the mine could delineate current resources. Additional drilling, validation and verification along with mine dewatering would be required to upgrade to current resources. A qualified person has not completed sufficient work to classify the historical resources as current mineral resources; therefore, these estimates should not be relied upon.

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Bralorne Project, BC, Canada

In 1988, Corona, a successor to E&B, carried out 5,750 m of surface drilling, 3,700 m of underground drilling, 332 m of drifting and surface trenching. The program was designed to define proven and probable reserves on the 51, 51BFW and 77 veins above the 800 Level. The program also tested five other vein targets in the Pioneer and King mine areas.

In 1991, Avino Mines and Resources purchased the Bralorne-Pioneer property. This was a major accomplishment for management, and marked the first time in the history of the mining camp that all of the major deposits were held by the same company.

By 1995, Avino Mines and Resources had acquired all the historic workings and had drilled five holes underground to test the 52, Countless-77 and Taylor veins. Four of these holes intersected significant mineralization. A revised resource was calculated for all accessible zones above the 800 Level (Miller-Tait, 1995).

In 2002, Bralorne acquired 100% interest in the property from Avino Silver and Gold Mines Ltd.

In the fall of 2004 and into 2005, Bralorne carried out a surface drilling program consisting of 5,691.2 m of NQ core in 43 holes. This program was mainly targeted at the 51BFW vein in the historic gap between the Bralorne and Pioneer mines.

In 2005, Bralorne collared an adit and drove a crosscut to access the 51BFW vein at the 4140 elevation (approx. 150 ft above the 400 Level). A sill drift was driven in this vein and a trial shrinkage stope was developed. In the process of constructing the access road to the new adit, a mineralized quartz vein was exposed for a length of around 106 m. Chip sampling indicated an 18 m length of continuous mineralization that averaged 12.34 grams per tonne gold over 1.2 m (0.36 ounces per ton gold over a width of 2.2 ft), with erratic gold results as high as 34.63 grams per tonne gold over 1.2 m width (1.01 ounces per ton gold over 4 ft width). This zone remains a valid exploration target and is now interpreted to be the top of the 52 vein.

In 2005, Beacon Hill Consultants (1988) Ltd. (2005) estimated the following NI 43-101-compliant resources above the 800 Level: 125,306 tonnes grading 14.9 grams per tonne gold classified as Inferred, and 14,000 tonnes grading 12 grams per tonne gold classified as Measured.

In 2004 and 2005, the mill operated intermittently on a trial basis, and it processed material from the Upper Peter and 51BFW veins, including low-grade material from old mine dumps and tailings. The combined total for all of the old tailings and low-grade stockpile material that was processed between March 2004 and January 2005 was 22,642 tons at a feed grade of 3.15 grams per tonne gold (0.092 ounces per ton gold) with an overall gold recovery of 73.89%. The mill was operated again from March 2005 to November 2005 with feed from the Peter and 51BFW veins. Production totaled 8,552 tonnes at 8.67 grams per tonne gold (0.253 ounces per ton gold) with a recovery of 92.33% (46% was in the flotation concentrate). Ore from the Peter vein had about 35% of the gold reporting to the cleaned gravity concentrate (smelted on site). The balance of the gold (to a total of approximately 92%) was recovered into a relatively low-grade flotation concentrate (62 grams per ton gold). The 51BFW ore was found to be much more coarsely grained and yielded 61% gravity recovery. It also had much less sulphide and produced a flotation concentrate grading more than 186 grams per ton gold.

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Bralorne Project, BC, Canada

A Preliminary Economic Assessment (PEA) was also completed (Beacon Hill, 2005) which showed that an average grade of at least 15.5 grams per tonne gold would be required to sustain a viable operation, based on the operating costs for a production rate of 100 tonnes per day. In Beacon Hill's opinion, a mill feed grade averaging 12 grams per tonne gold was more likely. The study indicated that a production rate of 280 tonnes per day at 12 grams per tonne gold (0.35 ounces per ton) and programs should be put in place to delineate sufficient resources. The analysis was based on a gold price of US$400 per ounce.

In 2006, Bralorne conducted surface and underground exploration, including an MMI geochemical survey, surface diamond drilling (26 holes; 5,667.8 m), underground drilling (four holes; 980.9 m), and digitization and compilation of current and historic data. Significant drill intercepts included two high-grade intercepts in the Bralorne-King area. SB-06-109B intersected 0.61 m of 15.87 grams per tonne gold and then intersected two zones of high grade gold: a 0.34 m vein assaying 402.58 grams per tonne gold and a 0.37 m vein assaying 246.99 grams per tonne gold.

Beacon Hill recommended the following:

•	continue to compile the mine data;

•	re-sample accessible areas that have historic resources grading more than 0.35 ounces per ton;

•	Strip the Peter vein and other veins;

•	Conduct follow-up drilling and underground drift development to explore intercepts grading more than 3 grams per tonne gold.

In 2007, Bralorne conducted underground drilling (47 holes; 8,603 m) in the area of the high-grade intercepts obtained in 2006. Significant intercepts obtained in the underground drill program were modeled by Beacon Hill as a new zone (BK Zone) having potential to provide additional resources. Further work was recommended on the BK Zone to outline resources, including a crosscut from the Alhambra drift, drifting on the vein to determine its grade and, if the drift analyses met the requirements of more than 12 grams per tonne gold, then raise development on the vein at suitable intervals to provide the width and grade of the mineralization on three sides.

In 2008, Bralorne conducted underground development, including a track drift to crosscut to the BK Zone, and drifting along the zone. Drift muck from the mineralized structure was stockpiled for mill feed. The drift results were reviewed by Ball (2009), which evaluated potential resources for the BK vein and potential total resource accessible from the 800 Level.

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Bralorne Project, BC, Canada

A Preliminary Economic Assessment (PEA) was published on the property in 2012 authored by Beacon Hill Consultants (1988) Ltd. estimated the following resources above the 800 Level: 170,583 tons grading 0.266 ounces per ton (154,750 tonnes @ 9.11 grams per tonne) classified as measured and indicated, and 272,089 tons grading 0.256 ounces per ton (246,835 tonnes @ 8.78 grams per tonne) classified as inferred.

Table 6.1: 2012 Resources for Bralorne

Resource Estimate (Diluted) - Effective date: August 31, 2012.

Avino Silver & Gold Mines acquired Bralorne Gold Mines in October of 2014, giving Avino full control and ownership of the Bralorne mine.

The mill was shut down in December 2014. At the same time in December 2014, a limited 10-hole surface drilling program has been conducted targeting the Shaft and Prince Veins. The total footage drilled was 3,459 ft (1,054.30 m) of NQ2 core.

The surface drilling program resumed after the holidays in 2015 with a surface drilling program targeting the Alhambra Vein with three NQ2 drill holes for a total of 1,218 ft (371.25 m) followed by drilling on the 77 / 52 Veins totaling 20,351 ft (6,202.98 m), also in NQ2 core.

Developing access drifts to the Alhambra Vein in the BK Mine area with a one shift crew after the mill shut down in December 2014 continued until April 2015.

Further work in 2015-2016 had focused on the TSF embankment raise, subsequent buttressing, and mine plan development as well as permitting.

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Bralorne Project, BC, Canada

7 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology

The Bralorne-Pioneer property is situated within the Bridge River mining district in southwestern British Columbia. The geological setting and metallogeny of the region is described by Hart et al. (2008) and Church and Jones (1999). The regional geology is shown in Figure 7-1.

The Bridge River district is situated at a tectonic boundary between the Cache Creek and Stikine allochthonous terranes. The Bridge River Terrane is possibly equivalent to the Cache Creek Terrane and comprises slabs of oceanic and transitional crust that were stacked against the continental margin together with island-arc-related units of the Cadwallader Terrane, interpreted as part of the Stikine Terrane. Diverse rock units of these two terranes are structurally deformed and imbricated in the area, together with large fault-bounded slices of gabbroic and ultramafic rocks. These early structures are crosscut by later northwest- and north-trending major faults related to the Fraser-Yalakom regional dextral strike slip fault system, and by Late Cretaceous and Tertiary granitic plutons and related dikes (Church, 1996).

The Bridge River Terrane comprises Mississippian to Middle Jurassic accretionary complexes of oceanic basalt and gabbro and related ultramafic rocks, chert, basalt, shale and argillite. It is juxtaposed with Late Triassic to Early Jurassic island arc volcanic rocks and mostly marine, arc-marginal clastic strata of the Cadwallader Terrane. These assemblages are variably overlain, mostly to the north, by clastic, mostly non-marine successions belonging to the Jurassic-Cretaceous Tyaughton Basin (Hart et. al., 2008).

The region has been intruded by a wide range of Cretaceous and Tertiary plutonic and volcanic rocks and their hypabyssal equivalents. Most significant among these are the dominantly Cretaceous granitoid bodies that form the Coast Plutonic Complex (CPC), which is locally characterized by the 92 Ma Dickson McClure intrusions, and the large individual bodies of the Late Cretaceous Bendor plutonic suite. Hypabyssal magmatism is reflected by emplacement of porphyritic dikes between 84 and 66 Ma, with the youngest magmatic event being 44 Ma lamprophyre dikes (Hart et. al., 2008).

The district has been deformed by mid-Cretaceous contractional deformation within the westerly trending Shulaps thrust belt, and by contractional and oblique-sinistral deformation associated with the Bralorne-Eldorado fault system. The timing of this deformation and metamorphism is ca. 130 to 92 Ma, with synorogenic sedimentary flysch, as young as mid-Cretaceous, cut by the faults (Hart et. al., 2008). The Bridge River and Cadwallader Terrane are juxtaposed along the Bralorne-Eldorado fault system, which in the Bridge River area consists of linear, tectonized and serpentinized slices of late Paleozoic mafic and ultramafic rocks known as the Bralorne-East Liza Lake thrust belt, a 1 to 3 km wide zone defined by Schiarizza et al., 1997.

The main gold-forming event in the Bridge River district took place at ca. 68 to 64 Ma at the Bralorne-Pioneer deposit (Hart et. al., 2008). Mineralization pre-dated or was synchronous with the emplacement of the Bendor batholith, and the gold event overlaps initiation of dextral strike-slip on the regional fault systems in this region. The abundance of gold, antimony, and mercury deposits and occurrences along the various main structures in the district (Figure 7-2) suggests that the onset of dextral strike-slip in this part of the Cordillera facilitated widespread fluid flow along the reactivated fault systems (Hart et. al., 2008).

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Figure 7-1: Regional Geological Setting of the Bralorne Property

Source: Schiarizza and Garver, 1995.

 7.2 LOCAL AND PROPERTY GEOLOGY

The principal stratigraphic assemblages of the local area include the Bridge River Complex and Cadwallader Group. Nomenclature is described by Leitch (1990) and Church and Jones (1999). The Bridge River Complex was subdivided by Cairnes (1937) into two packages, sedimentary and volcanic, with a thickness of 1,000 m or more of ribbon chert and argillite with very minor discontinuous limestone lenses, and large volumes of basalt, some pillowed. The Cadwallader Group has been subdivided into three formations: the lowermost sedimentary Noel Formation, the Pioneer Formation greenstones, and the upper Hurley Formation sedimentary rocks (Cairnes, 1937). The Pioneer Formation, commonly termed “greenstones” in mine usage, ranges from fine-grained, massive amygdaloidal flows and medium-grained dykes or sills, to coarse lapilli tuffs and aquagene breccias. It is estimated to be at least 300 m thick in the Cadwallader Valley (Cairnes, 1937), but may be thicker elsewhere. The Hurley Formation comprises a rhythmically layered green volcanic wacke and darker argillite. The Noel Formation, as defined by Cairnes (1937), consists of black argillites that are less calcareous than those of the Hurley; however, differentiation between the two formations is difficult.

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Igneous rocks within the Bralorne area include Upper Paleozoic ultramafic rocks and associated Bralorne intrusive suite, Mesozoic Coast Plutonic rocks, Tertiary Bendor intrusive rocks, and dykes of Cretaceous-Tertiary age. Ultramafic rocks, called the President ultramafics, form narrow serpentinized bodies and with the pillow basalts and radiolarian ribboned cherts of the Bridge River Complex, they complete the trinity of a typical ophiolite package. The ultramafic rocks in the Bralorne area range from dunite to pyroxenite, but peridotites are most common (Cairnes, 1937). Usually, they are partly to completely serpentinized, or altered to talc-antigorite-tremolite-carbonate, and are intruded by diorite. Hornblendite occurs mainly along the southwestern flank of the Bralorne Diorite near the ultramafic rocks of the Cadwallader fault zone. It is a variable unit, including rocks ranging from dark, mafic-rich diorite, to ultramafic-rich diorite, to ultramafic-looking rocks with a peculiar “network” texture as the contact with the ultramafic is approached. The Bralorne intrusive suite includes “augite diorite” and “soda granite”, which commonly occur together. The main mass is called Bralorne Diorite (hornblende quartz diorite) and occurs between the bounding Fergusson and Cadwallader faults. It varies locally over short distances from fine- to coarse-grained and light grey to dark green in color; several intrusive phases of diorite may be present, based on their relatively fine or coarse nature. Abundant small areas of “greenstone diorite” are included within the diorite unit and are characterized by variations in color and grain size from dark fine portions to coarse lighter portions. Contacts between the two units are highly complex, forming an intimate mixture. The Bralorne Diorite complex is crosscut by intrusions of soda granite with complex dyke relations. The main body of soda granite (trondhjemite/albite tonalite) is found along the northeast side of the Bralorne Diorite, but also forms many dykes cutting the diorite. Typically, the soda granite is a leucocratic, coarse-grained granitic rock, and low-grade alteration of the soda granite is widespread. Thin (less than 1 m) irregular aplite dykes cut the Bralorne soda granite, but are difficult to separate. They are even more leucocratic than the soda granite. Five Cretaceous-Tertiary dykes, including grey plagioclase porphyry, albitite, green hornblende porphyry, Bendor porphyry and lamprophyre, intrude the plutonic rocks at Bralorne.

The ophiolitic rocks in the area were assigned to the Bralome-East Liza Complex by Schiarizza et al. (1997). The Bralorne-East Liza Complex consists of greenstone, diorite, tonalite, gabbro and serpentinite that are imbricated with Cadwallader Terrane throughout the southern part of the Taseko-Bridge River area (Figure 7-3). It includes rocks previously assigned to the Bralorne and President intrusions, as well as some rocks that had been included in the Pioneer Formation the Cadwallader Group. These rocks have yielded late Paleozoic radiometric dates and may represent slices of oceanic crust that were imbricated with Cadwallader Terrane during obduction (Schiarizza et al., 1997).

All the rocks in the Bralorne area, except the Bendor and lamprophyre dykes, are affected by low-grade, sub-greenschist to lower greenschist facies static or burial metamorphism, and show little or no penetrative fabric.

Figure 7-2: Map of the Bridge River Camp Showing Major Faults and Mineral Deposits

Source: Hart et al., 2008.

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Bralorne Project, BC, Canada

Figure 7-3: Local Geological Setting of the Bralorne Property

122°30'
0
5
10
km
N
Yalakom River
Tyaughton Creek
51°00'
Castle Pass Fault
Gun Creek
Marshall Creek Fault
Carpenter Lake
Yalakom fault
Mission River Fault
Gold Bridge
Bralorne
Pioneer
see property geology map

Paleogene volcanic rocks

Plutonic Rocks

Eocene (48-43 Ma)

Mission Ridge pluton and Rexmount porphyry

Latest Cretaceous (69-67Ma)

Bendor suite

Late Cretaceous (92Ma)

Dickson McClure suite

Early and/or Late Cretaceous

Silverquick and Powell Creek formations: conglomerate, shale, volcanic breccia

Early Cretaceous

Taylor Creek Group: shale, conglomerate

Middle Jurassic - Early Cretaceous

Relay Mountain Group: sandstone, shale

Early Jurassic - Early Cretaceous

Methow Terrane/Basin: sandstone, shale

Late Triassic to Middle Jurassic

Cadwallader Terrane

basalt, sandstone, conglomerate

Bridge River Accretionary Complex

Mississippian - Middle Jurassic

Chert, greenstone, argillite

Bridge River Schists: biotite-quartz schist

Ophiolitic Assemblages

Late Carboniferous - Early Permian

Bralorne-East Liza Complex (greenstone and gabbro)

Shulaps Ultramafic Complex (harzburgite, serpentinite mélange)

Source: Schiarizza and Garver, 1995.

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Bralorne Project, BC, Canada

The Bralorne-Pioneer gold-quartz vein system is hosted in variably altered mafic and ultramafic rocks that occur as fault-bounded lenses in a structurally complex zone between the Cadwallader and Fergusson faults referred to as the Bralorne-Pioneer fault lens or Bralorne Block (Figure 7-4). The ore bodies occur within a lens-shaped area with an approximate 4.5 km strike length, mostly along, adjacent to, or between these two faults.

All of the significant historic gold production in the Bridge River area came from within the Bralorne Block. In contrast to other veins in the district, productive veins in the Bralorne Block cut across the block and are not oriented parallel to the Cadwallader Fault as at other properties (Campbell, 1980). However, after the historic mines closed, exploration conducted outside of the Bralorne Block resulted in discovery of mineralization on the Peter vein and numerous other gold-bearing prospects northeast of the Ferguson Fault (Maddie, Big Solly, Millchuck, Zone A, Zone B, Mundy and Loki veins). The Peter vein was intensively explored and limited production was achieved from this vein. This demonstrates that the area east of the Fergusson Fault - herein named the Fergusson Block - has the capability to host productive veins and, therefore, remains open as a valid target area warranting further exploration.

Throughout the Bralorne mine, quartz veins are preferentially hosted in the more competent Bralorne Diorite complex of coarse- to medium- grained gabbroic, dioritic, and trondhjemitic phases, less commonly in metabasalt, and rarely in ultramafic rocks (Cairnes, 1937; Ash, 2001). Mineralization was interpreted by Leitch (1990) as synkinematic and structurally controlled by secondary fault sets related to westerly-directed, sinistral transpressional movement along faults bounding the Bralorne ophiolite.

At the Pioneer mine, the Bralorne Diorite is exposed in the north and northwest but pinches out to the southeast between Soda Granite and the serpentinite belt that follows the Cadwallader fault. Granitic rocks (mostly Soda Granite) comprise a narrow tongue adjacent to the northern margin of the Bralorne Diorite. The gold-quartz veins at Pioneer mine are hosted mainly in Pioneer greenstone and to a lesser extent in the granitic rocks related to the Bralorne intrusions. The Pioneer greenstone is commonly fine-grained and massive. The soda granite is medium grained, light colored and hypidiomorphic granular. The composition and texture is modified locally by alteration and cataclasis. According to Joubin (1948) the contacts between the soda granite and the greenstone are generally sharply defined and sheared (Church and Jones, 1999).

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Bralorne Project, BC, Canada

Figure 7-4: Geological Map of the Bralorne Property

Source: Leitch et al., 1991.

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Bralorne Project, BC, Canada

7.3 Mineralization

The gold-quartz veins form an approximate en echelon array. They have strike lengths of as much as 1,500 m between bounding fault structures, and extend to at least 2,000 m in depth, with no significant changes in grade or style of mineralization recorded. Ores consist mainly of ribboned fissure veins with septa defined by fine-grained chlorite, sericite, graphite or sulphide minerals. Massive white quartz tension veins also comprise some of the ore, although thinner connecting cross-veins are generally sub-economic. The fissure veins tend to be larger, thicker, and host the higher gold grades. The most conspicuous alteration mineral is bright green, chrome-bearing phyllosilicate that occurs in basaltic and ultramafic host rocks, composed of fuchsite, mariposite or Cr-illite.

Most veins are 0.9 m to 1.5 m wide, ranging up to 6 m in a few places, and are composed of quartz with minor carbonates, talc, mica, sulphides, scheelite and native gold. The quartz is milky white and usually banded with numerous partings and septa of grey wallrock included in the veins (Church and Jones, 1999).

Veins are dominantly composed of quartz, with minor carbonate minerals, mainly calcite and ankerite, and lesser amounts of chlorite, sericite, clay altered mariposite, talc, scheelite and native gold. Sulphides are present and, although locally abundant, make up less than 1% of total vein volume. Pyrite and arsenopyrite are the most abundant sulphides with lesser marcassite, pyrrhotite, sphalerite, stibnite, galena, chalcopyrite and rare tetrahedrite. In the historic mining operations, approximately 35% of the productive veins had ore grades above a 4.7 grams per tonne gold cutoff.

Three types of veins are recognized on the property; fissure, tension and cross veins. Fissure veins are the richest and most continuous in the camp and include the 51, 55 and 77 veins at Bralorne, the Main vein at Pioneer and the Peter vein. They have been traced continuously for up to 1,500 m along a 110° to 145° strike and to a depth of 1,800 m down a steep northerly dip. The fissure veins are commonly ribbon-banded. They have an average width of 1 m to 1.5 m but often pinch and swell, ranging from centimeters to seven meters in width. Tension veins are generally less continuous than the fissure veins with maximum strike lengths of 500 m and similar dip extensions. They are characterized by massive white quartz with erratic high-gold values, open-spaced filling textures, commonly including pockets of drusy to cockscomb quartz between widely spaced and slickensided septae. They are usually not as rich as fissure veins and are hosted in fault sets that strike roughly 70° and dip about 75° northwest. These tension veins form oblique splays off of the fissure veins. They include the 75 and 83 veins at Bralorne and the 27 vein at Pioneer. Cross veins are sub economic and are interpreted to be connecting structures between the fissure and tension veins (Ash, 2001).

The historic King, Bralorne and Pioneer mines all lay within the current Bralorne-Pioneer property (Figure 7-5). These mines developed a total of 30 veins through a number of shafts and 80 kilometers of tunnels on 44 levels, the deepest of which traced the 77 vein to a depth of 1,900 m (Church and Jones, 1999). The areas between these mines were not controlled by the main producing companies at the time the mines were operated, so these gap areas were never developed. Since the mine workings extend to the limits of the old claim boundaries, it is reasonable to expect mineralization to occur in the gap areas, with the same potential frequency of gold mineralization as that found in the mined areas. The current company controls the mineral claims covering these gap areas and has realized success so far in exploring these areas.

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Figure 7-5: Schematic Longitudinal Section Showing Historic Mines and Exploration Targets

Source: Bralorne Gold Mines Ltd.

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8 DEPOSIT TYPES

The Bralorne-Pioneer gold-bearing veins were deposited from low salinity fluids at 300°C to 400°C and 1.25 kbar to 1.75 kbar (Leitch, 1989). The vein style, structure, mineralogy, and alteration are all similar to those defined for orogenic gold deposits (Groves et al., 1998).

The Bralorne Pioneer gold deposit, therefore, belongs to a well-recognized group of deposits referred to as mesothermal, orogenic or greenstone-hosted quartz-carbonate gold vein deposits. These deposits include the Mother Lode district in California and most of the greenstone-hosted gold deposits in the Canadian Shield, including the Timmins, Val d'Or and Red Lake camps. These deposits are quartz-carbonate veins hosted in moderately to steeply dipping brittle-ductile shear zones and, locally, in shallow dipping extensional fractures.

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9 EXPLORATION

This report documents exploration work conducted between 2009 and 2012 with updates to underground exploration program to April 2015; the goal was to confirm the mineralization in the BK Zone, provide access to the 51BFW veins, explore the mineralization in the Shaft Vein as well as the 77 / 52 Vein zones (Figure 9-1). The work included diamond drilling from surface and underground, and drifting and raising with the development of shrinkage stopes for bulk sample testing.

A mining permit from the Ministry of Energy and Mines was obtained in 1996 and a new permit from the Ministry of Environment to discharge mill tailings was issued on March 31, 2011. In April 2011, the operation began milling, and it has continued to process ore from underground and surface stockpiles. Mining and processing confirm the economic viability of the project at the prevailing metal prices

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Figure 9-1: Location of Drilling and Mine Development Areas from 2009 to 2015

NORTHWEST
JD
LOCO PROPERTY
Exploration Drilling and BK Mine Development
PETER
MILLCHUCK
KING-LORNE SHAFT
KING MINE
KING
MADDY
MILL, PORTALS & OFFICES
CROWN SHAFT
400 Level Adit
KING BLOCK
BRALORNE MINE
EMPIRE SHAFT
SS
KING-BRALORNE BLOCK
Cadwallader
Creek
MAIN
PIONEER MINE
BRALORNE BLOCK
BRALORNE-PIONEER BLOCK
PIONEER BLOCK
SOUTHEAST
Exploration Drilling
Bralorne Property Boundary
Loco Area
Primary Vein Systems
Stream
Mine Shaft
0 1200m

Bralorne Gold Mines Ltd.

Locations of Major Veins,

Exploration Drilling
and
Mine Development Areas

2009-2015

Fig.

Source: Bralorne Gold Mines Ltd.

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9.1 2009 Program

Exploration and development work conducted in 2009 included development of the BK-800 mineralized shoot and access development for the BK and Pioneer Gap areas. Two raises were driven up from the 800 Level on the BK vein to investigate the extent of mineralization above the level. A new adit and a 1,000-foot track drift was driven 140.2 m towards connecting the 51BFW vein on the Bralorne 400 Level (approx. 3980 elevation). A second new adit and decline was started and driven 109.7 m to access to the upper portion of the BK vein.

In 2009, surface drilling was also done to further test the BK structure and explore for parallel structures. A total of 3,658.88 m in 16 holes were drilled, resulting in a number of significant intercepts. Detailed discussion of the drilling results is provided in Section 10, Drilling.

9.2 2010 Program

In 2010, a trial stope was prepared on the BK-800 shoot by constructing a bypass drift and draw points (222 m). Shrinkage stoping of the BK-800 followed and continued throughout the year. A total of 5,645 tonnes grading 11.31 grams per tonne gold was extracted and stockpiled.

Exploration development was also done on the North vein following a review of historic non-compliant resources that reveled a potential block of mineralization. The North vein development consisted of a footwall access drift and sublevels along the vein (813 m) plus raises (490 m) to determine the extent of the mineralized zone. Trial mining then followed using a modified room and pillar method. A total of 3,687 tonnes grading 14.50 grams per tonne gold was extracted and stockpiled.

In 2009, development of the decline to the BK Zone was postponed to focus on development and mining on the 800 Level.

The access drift at 3980 elevation was advanced 170 m and connected to the Bralorne 400 Level. Re-sampling of the HW51BFW and 51BFW veins was done to check previous assay results.

In 2010, surface drilling was also done to follow-up significant 2009 results. A total of 2,712 m in 11 holes was drilled, resulting in a number of significant intercepts and the delineation of a new mineralized shoot named BK-3. Detailed discussion of the drilling results is provided in Section 10, Drilling.

9.3 2011 Program

In 2011, trial mining was completed on the North and BK-800 mineralized areas. The mill was started up in April after minor repairs and the tailings discharge permit was obtained, and processing of stockpiled material from the BK-800 and North vein stopes began. Total gold production at the end of December was estimated at 3,510 ounces. Gold doré smelted from the gravity concentrate totaled 2,296 ounces (excluding 430 oz present before the start-up of the mill in April 2011, but including the doré sale for the financial year 2011 ending January 31, 2012); gold in flotation concentrate was estimated at 1,196 ounces with the balance in in-circuit inventory. The doré represents 65% of the recovered gold. A total of 15,327 tons (dry) had been milled, with an average feed grade of 0.250 ounces per ton gold and a recovery of 87.4%.

At the end of 2011, there was an estimated 3,311 tonnes grading 15.1 grams per tonne gold (0.44 ounces per ton gold) remaining in the stockpile, and 5,611 tonnes grading 8.5 grams per tonne gold (0.248 ounces per ton gold) remaining in broken inventory in the BK-800 stope.

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Underground development resumed in the BK decline, with the target redefined as the BK-3 Zone. The decline was advanced and first intersected the BK-3 vein on November 30, 2011 at 3800 elevation in an incline that was driven off the main decline, and then on December 12, 2011 the main decline intersected the vein. An ore pass was also driven up from the 800 Level (3430 elevation) to intersect the bottom of the decline.

In 2011, 29 surface drill holes totaling 16,484 ft (5,024.32 m) and 5 underground drill holes totaling 2,960 ft (902.21 m) were targeting the BK and parallel vein structures. Detailed discussion of the drilling results is provided in Section 10, Drilling.

9.4 2012 Program

In 2012, underground development continued in the BK mine, with 503.6 meters of sublevels were developed along the 3700, 3800 and 3900 elevations, then the levels were connected by 211.3 meters of raises. Stope development preparation was completed on 3800 level for the 3800 east stope with stope access raises, extraction drifts and drawpoints completed.

A man-way raise connecting the 800 level to the BK Mine was also completed with 120.3 meters of raising. This man way provides a secondary and emergency access to and from the BK Mine.

It was discovered in 2012 that the BK zone was made up of three major structures, the BK, the BK-9870 and the BK-9790 (Alhambra) structures. This was not known from previous drilling results. From interpreted previous drilling it was thought that the zone contained a single mineralized structure. All three structures were found to be mineralized. The BK structure dipped on average at 85 degrees to the North and typically varies in width from less than 0.1 meters to 1.5m. The shallower dipping BK-9870 structure also dips to the North but at an angle between 30 and 65 degrees and typically varies in width from less than 0.1 meters and 2 meters. The BK-9790 (Alhambra) structure dips 85 to 88 degrees to the North and typically varies in width from less than 0.1 meters to 1.5 meters. The BK-9870 structure pinches out when it intercepts the BK structure but is thought to carry on from the other side of the structure. The BK-9790 (Alhambra) structure is believed to terminate against the BK structure at approximately the 6280 Easting. All of the structures are mineralized and host the typical mineral assemblage of arsenopyrite-pyrite-galena-sphalerite in varying amounts.

Two surface drill holes targeting the 51B-FW zone have been drilled totaling 1,867 ft (569.06 m). The BKN and BK veins were targeted underground drilling 17 holes totaling 7,461.7 ft (2,274.33 m) NQ sized core and also drilling 8 holes AW size core with a Bazooka drill totaling 385 ft (117.35 m). See Section 10, Drilling, for a detailed discussion of the drilling results.

The total gold production at the end of December of 2012 was estimated at 6,405 ounces. Gold doré smelted from the gravity concentrate totaled 3,932 ounces for the financial year 2012 ending January 31, 2013. Gold in flotation concentrate was estimated at 2,555 ounces with the balance in the tailings. The doré represents 61.4% of the recovered gold. A total of 29,026 tons (dry) had been milled, with an average feed grade of 0.259 ounces per ton gold and a recovery of 87.8%.

9.5 2013 Program

In 2013, underground development continued in the BK Mine, with 187.6 meters of sublevel development along the 3700, 3770, 3800, 3900 and 3930 elevations. Stope development preparation was carried out on the 3700 and 3770 levels with 130 meters of extraction drifts and drawpoints. A total of 267.1 meters of exploration raises were completed joining the sublevels of the BK Mine.

During 2013, underground drilling was carried out with a total of 2,409.5 ft (734.42 m) drilled from ten holes. Detailed discussion of the drilling results is provided in Section 10, titled Drilling.

The total gold production at the end of December of 2013 was estimated at 3,397 ounces. Gold doré smelted from the gravity concentrate totaled 1,891 ounces for the financial year 2013 ending January 31, 2014. Gold in flotation concentrate was estimated at 1,539 ounces with the balance in the tailings. The doré represents 55.7% of the recovered gold. A total of 30,301 tons (dry) had been milled, with an average feed grade of 0.121 ounces per ton gold and a recovery of 78.3%.

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9.6 2014 Program

During 2014 the underground development focused on further developing the Alhambra and BK-9870 Veins in the BK Mine by drifting and raising on all three levels.

Stopes being developed were on the Alhambra Vein (BK3700-6180E-Stope), the BK Vein (BK3700-6360E-Stope, BK3700-6390E-Stope), and the BK-9870 Vein (BK3700-6085E-Stope, BK3800-6255E-Stope, BK3800-6360E-Stope, and BK3900-5850E-Stope).

The total production from stopes were 20,953.9 tons at an average grade of 0.272 opt (top cut to 3.0 opt). From development (drifting, raising, sub-drifting) a total of 13,819.5 tons at a grade of 0.244 opt (top cut to 3.0 opt) have been produced. 1,504.4 tons of material grading 0.108 opt (at a top cut of 3.0 opt) have been delivered to the low grade stockpile.

At the end of 2014 it is estimated that 2,871.1 tons at a grade of 0.172 opt have been left as ore broken in stope, chiefly in the BK3900-5850E-Stope. The recovery of the ore in that stope could be hampered by the low angle of the vein in that area. The low grade stockpile is estimated to contain 2,600 tons at 0.129 opt remaining.

The total gold production at the end of December of 2014, when the mill was also shut down, was estimated at 5,124 ounces. Gold doré smelted from the gravity concentrate totaled 2,422 ounces for the financial year 2014 ending January 31, 2015. Gold in flotation concentrate was estimated at 2,475 ounces with the balance in the tailings. The doré represents 47.3% of the recovered gold. A total of 35,474 tons (dry) had been milled, with an average feed grade of 0.172 ounces per ton gold and a recovery of 83.5%.

In December 2014 a limited 10-hole surface drill program concluded targeting the Shaft and Prince Vein has been executed for a total of 3,459 ft (1,054.30 m) of NQ2 core.

9.7 2015 Program

With the mill shut down since December 2014 the focus of the underground development in 2015 was initially to advance the BK Mine 3750 and 3850 Level access drifts towards the Alhambra Vein with a reduced one shift crew of three miners until April 2015.

As the waste muck data is incomplete, a tonnage of 5,653 tons based on an advance of 685.2 ft on a 11 ft x 9ft excavation diameter has been estimated.

The surface drilling program continued after the holidays in 2015 with three drill holes targeting the Alhambra Vein extensions to the West for a total of 1,218 ft (371.25 m) followed by drilling on the 77 / 52 Veins in the gap zone between the historic Bralorne and Pioneer Mines totaling 20,351 ft (6,202.98 m).

No further exploration development or drilling has occurred after April 2015 or in 2016 onward while the company focused on the TSF embankment raise, water treatment and permitting.

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10 DRILLING

In 2009, 2010 and 2011, three campaigns of surface diamond drilling were conducted in the Bralorne-King area. In 2011, underground diamond drilling also began in this area and continued into 2012.

Accurate down-hole and collar surveys were obtained for all of the drilling programs that began mid-program 2009. Drill core was transported to a dedicated core logging facility located in the main camp where it was logged by Company-employed geologists for rock type, alteration and mineralization. Selected sections were then split and half core samples collected for assay by Company-employed personnel. As of 2011, the core was cut in half using a tile saw. The remaining core was permanently archived in core racks located near the tailings impoundment. As of 2011, recovery and rock quality were routinely recorded during the logging process, and accurate core photographs were taken. Note: Recovery problems are typically rare at the Bralorne property.

Significant intercepts have been defined using the assay results and include any sample material containing gold values greater than or equal to 0.1 ounce per ton. The intercept data described in the following subsections are preliminary in nature and are not conclusive evidence of the likelihood of the occurrence of an economic mineral deposit.

A first approximation of the true widths of the intercepts has been reported based on an assumed orientation of the respective target zones.

10.1 2009 Surface Drill Program

A total of 3,658.9 m (12,004 ft) of NQ diameter core was drilled in 16 holes between September 17, 2009 and December 5, 2009 (Table 10.1). The program was run by Mr. Aaron Pettipas, B.Sc. under the supervision of Dr. Matt Ball, P.Geo. ABC Drilling Services Inc., a company owned in part by Bralorne Gold Mines Ltd, conducted the drilling.

The work was designed to explore the BK vein above the sublevel that was planned to be driven at 3640 elevation above the 800 Level. Other parallel structures were also targeted, including structures inferred to be both north and south of the BK vein. The goal was to confirm the presence of the interpreted vein structures and to test their resource potential at selected sites. In addition, the program would identify any new structures extending from or between anomalous drill intercepts elsewhere in the under-explored BK Gap area, south of Alhambra structure and above 800 Level. (The Alhambra structure was interpreted to lie immediately south of the BK vein).

On July 30, 2009, a permit application was submitted for the surface drilling; it proposed 21 drill holes from 14 drill sites, including 14 sumps and 1.0 km of access roads. The permit to proceed was granted on September 14, 2009.

On November 2, 2009, a permit application was also submitted for underground drilling for 4,508 m in 22 drill holes. The permit to proceed was granted on November 04, 2009.

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Table 10.1: Summary of 2009 Surface Diamond Drilling

Note: Grid coordinates are local mine coordinates expressed in feet.

Significant intercepts obtained in the 2009 drill program are shown in Table 10.2.

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Table 10.2: Significant Intercepts from 2009 Surface Drill Holes

Abbreviations: DDH = diamond drill hole; m = meter; Au = gold; oz/ton = troy ounce per short ton; Au g/t = grams per metric tonne; VG = visible gold. Note that these intercepts represent core lengths and the true thickness of the zones intersected may be less.

10.1.1 Results for BK Structure

The most significant result of the 2009 drill program was an intercept on the BK vein in the first hole drilled. Hole SB09-149 intersected 0.9 m grading 43.5 grams per tonne gold (1.27 ounces per ton).The core showed little evidence of mineralization, so the intercept was re-assayed. Re-assay of the pulp for this sample returned 41.5 grams per tonne gold (1.21 ounces per ton) and a re-assay of the coarse reject by the metallic assay method returned a value of 104.5 grams per tonne gold (3.0 ounces per ton).

Visible gold was logged in a nearby hole, SB09-151, on a BK vein intercept, but the assay for this interval was comparatively low at 9.5 grams per tonne gold (0.277 ounces per ton) over a 1.8 ft interval of well-banded quartz vein containing arsenopyrite. A re-assay of the reject by the metallic method returned a value of 8.0 grams per tonne gold (0.232 ounces per ton).

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Hole SB09-154 intersected a massive white quartz vein interpreted to be the BK vein that graded 4.15 grams per tonne gold (0.121 ounces per ton) over 0.8 m (2.7 ft). This result is higher than typically expected for a barren-looking vein; therefore, follow-up drilling is warranted.

Hole SB09-158 intersected two thin veins on what is interpreted as the BK structure, which assayed 3.57 and 4.87 grams per tonne gold (0.104 and 0.142 ounces per ton) over lengths of 0.6 and 0.7 m (2.0 and 2.2 ft), respectively. These results indicate a gold-bearing structure in the vicinity of the intercepts, and follow-up drilling may be warranted.

Hole SB09-161 intersected 5.35 grams per tonne gold (0.156 ounces per ton) over a length of 1.3 m (4.4 ft) in altered rocks adjacent to a white, massive-to-weakly banded quartz vein 2 ft thick on what is interpreted to be the BK structure. This result suggests the possibility of a gold-bearing vein in close proximity to this intercept, and warrants follow-up drilling.

10.1.2 Results for Alhambra Structure

In 2009, the Alhambra structure was interpreted to lie south of the BK vein and most of the holes targeting the BK vein drilled through this structure with no significant results. The exception was hole SB09-161, which intersected a wide alteration zone with assays of 6.45 and 6.96 grams per tonne gold (0.188 and 0.203 ounces per ton) over lengths of 3.0 and 1.5 m (10 and 5 ft), respectively, within a 7.0 m (23.1 ft) altered zone containing 50% quartz veins. These results warrant follow-up drilling that targets a wide low-grade zone.

10.1.3 Results for Parallel Veins

Most of the holes drilled to test parallel structures to the BK Zone returned no significant results. Exceptions include holes SB09-163 and SB09-154. Drill hole SB09-163 intersected 6.75 grams per tonne gold (0.197 ounces per ton) over a 0.6 m (2 ft) interval of a white and grey quartz vein. This result warrants follow-up drilling.

Drill hole SB09-154 intersected 4.7 grams per tonne gold (0.137 ounces per ton) over a 0.9 m (3.0 ft) length of altered rocks in soda granite that may be the BK North structure.

There were additional targets in the BK Gap located south of the BK Zone that were not drilled in 2009.

10.2 2010 Surface Drilling

In 2010, surface diamond drilling totaled 2,655.4 m (8,712 ft) of NQ core in 11 holes (Table 10.3). The program was supervised by Dr. Matt Ball, P.Geo. and conducted by ABC Drilling Services Inc., a company owned in part by Bralorne Gold Mines Ltd.

The work was initially designed to follow-up the most significant intercepts on the BK vein obtained in 2009, and to complete the remaining five holes in the BK Gap area that were not drilled in 2009.

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On July 26, 2010, a permit application was submitted for the surface drilling. This was revised and re-submitted on September 2, 2010. Additional bonding for reclamation was requested in the amount of $15,000. The bond was placed and a permit was granted on October 19, 2010 for the proposed 26 holes to be drilled from six new drill sites, including six sumps and 0.3 km of access roads.

Table 10.3: Summary of 2010 Surface Diamond Drilling

10.2.1 Results for BK Structure

In 2010, surface diamond drilling began to follow-up the significant intercepts from 2009 on the BK Zone. The first few holes returned significant intercepts and additional holes were drilled to outline a resource. Holes 165 through 174 were drilled to follow-up on holes SB09-149 and SB09-151; results were very positive for holes SB09-165 through SB09-169 and SB09-174. Visible gold was noted in four of these holes. The best intercept was in drill hole SB09-169 which assayed 140.46 grams per tonne gold (4.096 ounces per ton) over 0.6 m. Significant assay results are shown in Table 10.4. The new mineralized shoot was named BK-3 because it was the third mineralized shoot discovered on the BK Zone.

Drilling was not conducted on the targets located south of the BK Zone that remained from the 2009 drill program.

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Table 10.4: Significant Intercepts from 2010 Surface Drill Holes

Abbreviations: m = metre; Au = gold; oz/ton = troy ounce per short ton; Au g/t = grams per metric tonne; VG = visible gold.

10.1 2011 Surface Drill Program

A total of 5,012.4 m (16,445 ft) of NQ diameter core was drilled in 30 holes between June 29, 2011and November 5, 2011 (Table 10.5). The program was run by Mr. Eric Connolly, B.Sc. and Mr. Sebastien Ah Fat, B.Sc. under the supervision of Dr. Matt Ball, P.Geo. ABC Drilling Services Inc., a company owned in part by Bralorne Gold Mines Ltd, conducted the drilling. ABC Drilling used an EF-50 drill rig; it was built in 2001 by Discovery Drill Manufacturer (DDM) Ltd. and owned by ABC Drilling.

The drilling program operated on a 24-hour basis with two, 12-hour crew shifts. The crew consisted of a diamond driller and a helper. Three crews worked on a rotational schedule. When all three crews were on site, one crew worked on the underground drill. A total of 205 day/night shifts were completed in a total of 119 days. The one-shift-per-day schedule accounted for 21 shifts in 21 days.

Downtime for the drill rig totaled 20 days. The main issue was the chain-driven drill head, which had to be repaired on two separate occasions. Other minor issues were electrical problems and lack of water due to freezing or pump failure.

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The main objective was to explore the area above the intercepts obtained on the BK-3 Zone (BK vein) in the 2010 surface drilling program. Other targets included the BK North vein and the BK South vein which are parallel structures to the BK Zone, laying 53.3 m (175 ft) south and 70.1 m (230 ft) north of the BK Zone, respectively.

The 2011 drilling was conducted under the surface exploration permit granted on October 19, 2010, which was valid for work up to December 31, 2011. The majority of the drill holes were collared on the Alhambra claim: five pads were constructed and 21 holes were drilled. The remainder of the holes were collared on the Lucky Boy claim, where two pads were set up and a total of four holes were drilled. The pads, sumps and access roads were immediately reclaimed by recontouring and seeding after drilling ceased.

A total of 680 samples were submitted to independent ISO-certified laboratories: Eco-Tech Laboratories Ltd. in Kamloops, BC and ALS Minerals in North Vancouver, BC. Of the 680 samples, 544 were analyzed by the fire assay method and 136 by the metallic screen fire assay method. Due to the change in management at Eco-Tech Laboratories Ltd., samples that were sent out for assays after November 15, 2011 were assayed by ALS Minerals in North Vancouver. Submitted samples routinely included QA/QC samples.

Significant intercepts obtained in the 2011 drill program are shown in Table 10.6.

10.1.1 Results for BK Structure

Several holes were drilled into the upper part of BK-3 Zone above the 4000 elevation to test for an up-dip continuation of the mineralized shoot outlined in 2010. The highlight was hole SB11-028, which intersected a quartz stringer zone that assayed 5.1 grams per tonne gold (0.150 ounces per ton) over a core interval of 5.2 m (17.1 ft). Other important holes include hole SB11-006, which intersected a quartz stringer zone that assayed 12.6 grams per tonne gold (0.367 ounces per ton) over a core interval of 1.8 m (3.8 ft), and hole SB11-013, which intersected 22.9 grams per tonne gold (0.666 ounces per ton) over a core interval of 0.5 m (1.8 ft). In general, the results were not as high as encountered between the 3700 and 4000 elevations, and it is unlikely that high-grade mineralization extends much above what was defined in 2010.

Several holes were also drilled into the BK North vein: drill hole SB11-001 was the most significant at 93.4 grams per tonne gold (2.724 ounces per ton) over a core interval of 0.6 m (2.0 ft). Drill hole SB11-027 intersected 13.9 grams per tonne gold (0.404 ounces per ton) over a core interval of 1.7 m (4.4 ft).

October 2016
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Bralorne Project, BC, Canada NI 43-101 Technical Report

Table 10.5: Summary of 2011 Surface Diamond Drilling

Drillhole	Azimuth	Dip	Easting	Northing	Elevation	Length (ft)
SB11-001	352.0	-52.8	6304.6	9545.5	4337.7	978
SB11-002	353.4	-45.4	6304.6	9545.5	4337.7	346
SB11-003	12.7	-54.7	6304.6	9545.5	4337.7	435
SB11-004	5.3	-51.5	6304.6	9545.5	4337.7	375
SB11-005	351.7	-54.5	6199.9	9549.2	4321.8	446
SB11-006	72.9	-49.3	6199.9	9549.2	4321.8	366
SB11-007	348.2	-45.3	6199.9	9549.2	4321.8	325
SB11-008	326.8	-49.7	6199.9	9549.2	4321.8	407
SB11-009	13.6	-53.4	6199.9	9549.2	4321.8	427
SB11-010	175.8	-54.4	5923.6	9742.4	4280.4	407
SB11-011	356.1	-54.0	6266.7	9670.6	4347.3	206
SB11-012	314.6	-45.5	6266.7	9670.6	4347.3	236
SB11-013	41.6	-46.4	6266.7	9670.6	4347.3	236
SB11-014	9.0	-66.6	5710.5	9650.6	4220.0	295
SB11-015	51.1	-49.3	5710.5	9650.6	4220.0	352
SB11-016	36.5	-52.1	5710.5	9650.6	4220.0	367
SB11-017	239.1	-55.4	6264.4	9658.9	4344.4	763
SB11-018	199.1	-50.7	6264.4	9658.9	4344.4	797
SB11-019	179.7	-43.6	6264.4	9658.9	4344.4	665
SB11-020	354.2	-56.3	6264.4	9658.9	4344.4	948
SB11-021	353.8	-53.1	6266.0	9654.9	4345.0	757
SB11-022	16.1	-49.2	7412.2	9270.8	4396.6	597
SB11-023	7.9	-43.3	7412.2	9270.8	4396.6	905
SB11-024	5.7	-56.0	7412.2	9270.8	4396.6	667
SB11-025	355.2	-50.5	6263.0	9666.9	4345.0	657
SB11-026	355.0	-45.1	6263.0	9666.9	4345.0	645
SB11-027	344.9	-51.2	6263.0	9666.9	4345.0	825
SB11-028	335.5	-45.3	6263.0	9666.9	4345.0	1,017
SB11-029	12.8	-58.2	6263.0	9666.9	4345.0	1,037
SB11-030	180.0	-45.0	7670.47	9657.37	4451.25	586
						17,070

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Bralorne Project, BC, Canada NI 43-101 Technical Report

Table 10.6: Significant Intercepts from 2011 Surface Drill Holes

Abbreviations: VG = visible gold, QV = quartz vein, QSTZ = quartz veinlet zone, ALT = altered zone, oz/ton= ounce per short ton, Au = gold, Az = azimuth, Inc. = inclination, ft = feet.

October 2016
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Bralorne Project, BC, Canada NI 43-101 Technical Report

A new discovery was made in drill hole SB11-021, which intersected 800.6 grams per tonne gold (23.3 ounces per ton) over a core interval of 0.9 m (3.1 ft). A second metallic assay for this interval recorded 1,765 grams per tonne gold (51.5 ounces per ton). This high-grade intercept is a record for the Bralorne property. The cored interval consists of a fault zone of quartz and altered rock fragments, with coarse visible gold in the quartz fragments. Holes SB11-025 and SB11-027 were drilled to follow-up this intercept. It intersected small quartz veins at the target zone, but assays were not significant. The zone will be further explored by underground development from the BK-3 workings. The structure is named M-Vein.

Visible gold was observed in two other holes, including SB11-024 which intersected what is interpreted as the BK South vein. However, the assay for this intercept was low grade. SB11-023 intersected a second visible gold on a new discovery at relatively shallow depth, which graded 4.94 grams per tonne gold (0.144 ounces per ton) over a core interval of 0.2 m (0.7 ft).

A few holes were also drilled into the BK-800 mineralized shoot above the top of the stope that was mined in 2010 to test for extensions of the shoot (SB11-001, 002). Marginal grades were encountered, which suggests the high-grade shoot in the stope dies out up-dip within a short distance.

10.2 2011 Underground Drill Program

In 2011, underground drilling began in the BK Gap area. A total of 2,960 ft (902.2 m) of NQ diameter core was drilled in four holes that were completed between June 5, 2011 and December 15, 2011, and a fifth hole that was completed on January 12, 2012 (Table 10.7). Drilling was hampered by numerous mechanical breakdowns up until about December 2011, so the total footage achieved was low. The program was run by Mr. Eric Connolly, B.Sc. and Mr. Sebastien Ah Fat, B.Sc. under the supervision of Dr. Matt Ball, P.Geo. ABC Drilling Services Inc., a company owned in part by Bralorne Gold Mines Ltd, conducted the drilling.

There were two objectives for the drilling completed to date. First was to explore the area above the BK-800 stope on the BK vein to test for the limit of high-grade mineralization above the stoped area. The second target was the BK North vein. This vein was first tested near the BK-800 stope where previous holes intersected high-grade mineralization, whereas the 2012 holes were drilled above the bonanza-grade intercepts obtained in drill hole SB06-109B. Significant intercepts obtained are shown in Table 10.9.

Table 10.7: Summary of 2011 Underground Diamond Drilling

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Bralorne Project, BC, Canada NI 43-101 Technical Report

10.2.1 Results for 2011 Underground Drilling

Holes UB11-001 and UB11-002 had significant intersections on the BK North vein and the main BK vein. The BK vein was intersected above the 800 stope where moderately positive results were obtained over narrow intervals. Holes UB11-001 and UB11-003 also had moderately positive results over narrow intervals for the BK North vein. Drill hole UB11-002 intersected high grade over a narrow interval on the BK North vein, with a grade of 6.592 ounces per tonne gold over a true width of 0.9 ft. Significant intercepts are shown in Table 10.8.

Table 10.8: Significant Intercepts from 2011 Underground Diamond Drilling

October 2016
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Bralorne Project, BC, Canada NI 43-101 Technical Report

10.3 2012 Surface Drill Program

A total of 1,867 ft (569.1 m) of NQ diameter core was drilled in 30 holes between the 5th of September and 30th of October 2012 (Table 24). The program was run by Mr. Eric Connolly B.Sc. and Mr. Sebastian Ah Fat B.Sc. under the supervision of Dr. Matt Ball, P.Geo. ABC Drilling Services Inc., a company owned in part by Bralorne Gold Mines Ltd, conducted the drilling. The drill rig used was an EF-50, built in 2001 by Discovery Drill Manufacturer (DDM) Ltd., and owned by ABC Drilling. The 2012 surface drilling program was delayed due to late issuance of the drilling permit. During the program the drill rig was shut down on several occasions with mechanical issues due to wear and tear and inexperienced drillers. The program was designed to explore several areas of the Bralorne Mine; however, in the end only two holes were completed before the program was terminated. See Table 10.9 below.

Table 10.9: Summary of 2012 Surface Diamond Drilling

10.3.1 Results for 2012 Surface Drilling

Hole SB12-001 was planned to follow up on an intercept from SB84-49; a drillhole drilled in 1984 where a “high grade” interval was intercepted over half a foot, but no assays were available as the interval of core was kept as a specimen. This intercept may be correlated to the HW of the 51b-FW vein. The hole intercepted the 51b-FW vein, but missed the target due to hole deviation and a low angle of interception with the vein. SB12-002 was aimed to intercept the HW of the 51b-FW vein above 400 level. No significant results were returned on the target HW51b-FW vein intercept, although two new findings were intercepted with mineralized intervals, and the hole also intercepted the 77 vein with a narrow well mineralized interval. See Table 10.10 below.

Table 10.10: Significant Intercepts from 2012 Surface Diamond Drilling

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Bralorne Project, BC, Canada NI 43-101 Technical Report

10.4 2012 Underground Drill Program

The 2012 program completed 18 holes or 2,274.4 m (7,462 ft) of NQ core diameter underground (Table 10.11) targeting the BK and BKN Veins. Drill hole UB12-001 through UB12-010 targeted the BK North vein while drill holes UB12-011 through UB12-018 targeted the BK vein.

Table 10.11: Summary of 2012 Underground Diamond Drilling

Hole ID	Collar Coordinates (Local Mine Grid in feet)			Depth	Azimuth	Inclination
	Easting	Northing	Elevation			
UB12-001	6398.2	9807.2	3435	398	350	-30.4
UB12-002	6398.2	9807.2	3435	363	348.3	12.8
UB12-003	6398.2	9807.2	3435	270	349.4	-10.9
UB12-004	6398.2	9807.2	3435	440	334.9	8.8
UB12-005	6398.2	9807.2	3435	405	334	-7.2
UB12-006	6398.2	9807.2	3435	425	336.1	-22.4
UB12-007	6398.2	9807.2	3435	440	329.9	16.3
UB12-008	6398.2	9807.2	3435	440	342.1	25.9
UB12-009	6398.2	9807.2	3435	330	12.1	-29.7
UB12-010	6398.2	9807.2	3435	562	346.4	-46.6
UB12-011	6398.2	9807.2	3435	437	340.9	29.3
UB12-012	6398.2	9807.2	3435	350	334	77.1
UB12-013	5983.2	9556	3439.6	383	13.9	38.6
UB12-014	5983.2	9556	3439.6	465	8.2	64.6
UB12-015	5983.2	9556	3439	570	331.8	56.2
UB12-016	5983.2	9556	3439.6	545.7	319.3	42.3
UB12-018	5983.2	9556.1	3439.6	638	301.4	44.9

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Bralorne Project, BC, Canada NI 43-101 Technical Report

Additionally, Table 10.12 lists 9 Bazooka underground holes (AW sized core) that have been drilled to identify the continuation of the BK-9870 vein to the West on the BK3700 Level and in the gap area between BK3700 West 2 and West 3 drifts. The total drilled is 452 ft (137.8 m). There is no indication to be found if a hole numbered 001 had been drilled.

Table 10.12: Summary of 2012 Underground Bazooka Diamond Drilling

10.4.1 Results for 2012 Underground Drilling

UB12-001 and UB12-003 obtained high grade, but narrow intercepts with visible gold on the BK North vein, showing that high-grade gold mineralization extends above the bonanza-grade intercepts in drill hole SB06-109B. Both of these holes also intersected parallel veins with significant values. UB12-002 intersected a narrow vein with minor visible gold, but the assay result was not high. With the exception of drill hole UB12-005, all of the intercepts on the BK North vein are less than 0.5 m thick. Overall, the results suggest discontinuous gold mineralization in the BK North vein. An exploration drift along the vein is required to sample the mineralization more systematically.

Hole 11 was drilled to follow-up a previous intercept in drill hole UB07-31, but only a narrow vein was intersected. Hole 12 was drilled to test the BK vein above the 3700 sublevel and test for a hanging wall splay vein. Both veins were intersected, but widths were narrow. Hole 13 was drilled to test the vein below the 3700 sublevel and intersected a narrow vein and a mineralized alteration zone. Drill hole 14 tested above the 3900 sublevel and intersected a narrow vein in the footwall of the main BK vein structure. Hole 14 was abandoned for mechanical reasons before it intersected the vein structure. Drill hole 15 targeted the BK vein just west of the western extremity of BK-3 development and intersected a wide interval of quartz vein containing abundant visible gold. Assay results are shown in Table 10.13.

October 2016
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Bralorne Project, BC, Canada NI 43-101 Technical Report

Table 10.13: Significant Intercepts from 2012 Underground Diamond Drilling

Abbreviations: VG = visible gold, QV=quartz vein, QSTZ=quartz veinlet zone, ALT = altered zone, oz/ton= ounce per short ton, Au = gold, Az.=azimuth, Inc.=inclination, ft=feet.

The short Bazooka underground drilling did not intercept significant mineralization with the exception in hole UZ12-003, where a 2.1 ft wide quartz vein was intercepted, interpreted as BK-9870 Vein approximately 35 feet to the west of the drifting along vein. The intercept showed a strongly mineralized vein with coarse grained sphalerite and two pieces of VG. The final assay was 0.344 ozt. The other exception was hole UZ12-004 where a 0.3 ft broken quartz vein interval interpreted as BK-9870 Vein approximately 25 feet to the west of UZ12-003 showed a weakly mineralized vein, but ran 0.962 ozt.

October 2016
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Bralorne Project, BC, Canada NI 43-101 Technical Report

10.5 2013 Underground Drill Program

The 2013 underground drilling program completed 4 holes for 1968.5 ft (600.0 m) before the program was terminated in March 2013 as shown in Table 10.14.

Table 10.14: Summary of 2013 Underground Diamond Drilling

Additionally, Table 10.15 lists six Bazooka underground holes (AW sized core) have been drilled to identify the continuation of the Alhambra vein south of the BK vein. The total drilled is 374 ft (114.0 m).

Table10.15: Summary of 2013 Underground Bazooka Diamond Drilling

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Bralorne Project, BC, Canada NI 43-101 Technical Report

10.5.1 Results for 2013 Underground Drilling

Drillhole UB13-001 was drilled to intercept the BK, BK-9790 and BK-9870 structures below the 3700 levels, the BK and BK-9790 veins were intercepted and recorded moderately wide zones of low grade mineralization. Drillhole UB13-002 was drilled to test the BK structures 30 meters to the east and 30 meters below hole UB13-001, the BK and BK-9790 structures were intercepted with narrow quartz veins with low to moderate gold values. Drillhole UB13-003 was drilled to test the BK structures 15 meters below UB13-001, the BK and BK-9790 veins were intercepted with exhibiting zones of weak mineralization although the BK-9790 was a relatively wide zone with a down hole length of 2.6 meters. UB13-004 was drilled to intercept the BK structures 30 meters below the 3700 level at the 6100 easting, the drillhole intercepted several narrow weakly mineralized quartz veins, the major veins intercepted were the Alhambra vein and BK vein, both of which exhibited narrow zones of weakly mineralized quartz vein, the hole was terminated before target depth due to the termination of the underground drilling program. See Table 10.16 below.

Table 10.16: Significant Intercepts from 2013 Underground Diamond Drilling

The Bazooka drill holes intercepted weakly mineralized veins in line with the Alhambra structure though at low grade. The highest grade was noted in UZ13-004 with 0.254 ozt.

10.6 2014 Surface Drilling Program

In 2014, a total of 3,459 ft (1,054.3 m) of NQ2 core was drilled in 10 surface drill holes to explore the Shaft and Prince veins in the northern part of the property (Table 10.17). DMAC Drilling Inc. of Langley, BC was contracted using a Hydracore 2000 rig. During winter conditions, water was supplied using a water truck to supply heated water tanks near the drilling area.

October 2016
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Bralorne Project, BC, Canada NI 43-101 Technical Report

Table 10.17: Summary of 2014 Surface Diamond Drilling

10.6.1 Results for 2014 Surface Drilling

A total of 17 significant intercepts (Table 10.18) were obtained (significant is defined for this purpose as greater or equal to 0.1 ounce per ton gold). The results confirmed a mineralized zone above the 400 Level that is about 250 feet in both strike length and vertical extent.

Five holes were drilled through the Shaft vein to intersect the Prince vein, about 30 m in the footwall of the Shaft vein. Of these, a single significant intercept was obtained on the Prince vein in hole SB14-001. Hole SB14-001 also intersected a splay vein in the footwall of the Prince vein. Other significant intercepts were obtained on quartz veins that had not previously been identified; these are potentially new discoveries if they can be shown to be continuous. Follow-up drilling is warranted on the Shaft vein below the 400 level and possibly on the Prince vein.

Table 10.18: Significant Intercepts from 2014 Surface Diamond Drilling

October 2016
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Bralorne Project, BC, Canada NI 43-101 Technical Report

10.7 2015 Surface Drilling Program

In 2015, a total of 21,569 ft (6574.2 m) of NQ2 core was drilled in 23 completed holes (and two abandoned holes) to explore the Alhambra, 52 and 77 veins as shown in Table 10.19. The Alhambra vein was first tested by 3 holes drilled near the recent underground workings to the West. Then 19 holes were completed through the 77 and 52 veins in the Bralorne-Pioneer gap zone.

Table 10.19: Summary of 201 Surface Diamond Drilling

October 2016
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Bralorne Project, BC, Canada NI 43-101 Technical Report

10.7.1 Results for 2015 Surface Program

Significant intercepts were obtained in all of the Alhambra vein holes; however, when composite grades are calculated over a 1.2 m (4 ft) minimum mining width, only one intercept is marginally significant at 0.109 ozt over 4 ft. The results suggest that high grade mineralization does not extend far beyond the current BK Mine workings. Hole SB15-002 also intersected 1.9 ft that assayed 0.744 ozt gold before intersecting the Alhambra structure, interpreted as a splay vein between the BK-9870 and Alhambra veins.

On the 77 vein, significant intercepts were obtained in 7 holes, of which four are also significant when averaged over a minimum mining width of 1.2 m (4 ft). The drilling defined two steeply plunging mineralized shoots. The Eastern shoot is narrow, with about 75 ft in horizontal extent and 500 ft in vertical extent. This shoot occurs entirely within Soda Granite. The Western shoot is about 100 ft in strike length and 250 ft in vertical extent.

On the 52 vein, significant intercepts were obtained in 7 holes, of which five are significant when averaged over a minimum mining width of 1.2 m (4 feet). The drilling defined a single mineralized shoot with a horizontal dimension of about 125 ft and a vertical extent of 400 ft. The shoot is open to depth and possibly also upwards.

Table 10.20 summarizes the significant intercepts from the 2015 surface diamond drilling.

October 2016
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Bralorne Project, BC, Canada NI 43-101 Technical Report

Table 10.20: Significant Intercepts from 2015 Surface Diamond Drilling

Hole	Azimuth	Inc.	From (m)	To (m)	Length (m)	True Width (m)	Au (g/T)	Au (oz/ton)	Gold	Vein
SB15-001	189.5	-56.1	118.0	118.4	0.3	0.2	17.45	0.509		Alhambra
SB15-002	137.5	-46.9	44.7	45.5	0.8	0.2	3.81	0.111		BK
SB15-002	137.5	-46.9	81.8	82.4	0.6	0.3	25.50	0.744		QV
SB15-002	137.5	-46.9	103.6	104.4	0.7	0.6	5.64	0.165		Alhambra
SB15-003	124.0	-43.2	6.6	6.9	0.4	0.2	9.42	0.275		QV
SB15-003	124.0	-43.2	106.7	107.1	0.5	0.3	4.41	0.129		Alhambra
SB15-003	124.0	-43.2	111.6	111.8	0.2	0.2	3.42	0.100		Alhambra FW
SB15-004	214.3	-57.2	230.4	230.9	0.5	0.2	9.52	0.278		QV
SB15-005	219.2	-63.0	29.7	29.9	0.2	0.2	7.98	0.233		51B FW
SB15-005	219.2	-63.0	30.5	30.9	0.3	0.3	6.68	0.195	1	51B FW
SB15-005	219.2	-63.0	63.2	63.5	0.3	0.2	3.64	0.106		QV
SB15-005	219.2	-63.0	75.1	75.4	0.3	0.2	7.31	0.213		QV
SB15-006	190.1	-50.1	28.7	29.0	0.2	0.2	3.51	0.102		51B FW
SB15-006	190.1	-50.1	269.1	269.5	0.3	0.3	10.24	0.299		52
SB15-007	199.8	-68.5	54.5	54.7	0.2	0.1	10.78	0.314		QV
SB15-007	199.8	-68.5	213.5	213.7	0.2	0.1	6.83	0.199	1	QV
SB15-007	199.8	-68.5	278.1	278.7	0.6	0.4	15.52	0.453	4	52
SB15-007	199.8	-68.5	281.8	282.6	0.8	0.5	7.61	0.222		52 FW
SB15-008	200.8	-50.2	227.6	228.1	0.5	0.5	7.38	0.215		77
SB15-008	200.8	-50.2	244.4	244.8	0.4	0.3	9.46	0.276		QV
SB15-008	200.8	-50.2	245.9	247.3	1.4	1.2	7.56	0.220		QVZN
SB15-010	205.2	-75.0	24.3	24.9	0.6	0.2	5.12	0.149	2	QVZN
SB15-010	205.2	-75.0	59.3	60.0	0.8	0.5	5.68	0.166	1	QV
SB15-010	205.2	-75.0	76.0	76.3	0.3	0.2	3.44	0.100		QV
SB15-010	205.2	-75.0	260.8	261.2	0.4	0.2	6.84	0.199	1	QV
SB15-011	215.0	-75.5	40.0	40.5	0.5	0.3	6.38	0.186	1	QV
SB15-011	215.0	-75.5	49.9	50.4	0.5	0.1	16.48	0.481	2	QV
SB15-011	215.0	-75.5	62.7	63.0	0.3	0.2	5.05	0.147	1	QV
SB15-011	215.0	-75.5	63.5	63.7	0.2	0.1	7.47	0.218		QVZN
SB15-011	215.0	-75.5	191.7	192.7	1.0	0.6	20.50	0.598	5	77
SB15-011	215.0	-75.5	257.3	257.8	0.5	0.3	29.32	0.855	3	QV
SB15-011	215.0	-75.5	301.2	302.9	1.7	1.1	13.01	0.379	10	52
SB15-012	215.0	-66.0	29.7	30.4	0.7	0.6	13.30	0.388		QV
SB15-012	215.0	-66.0	30.9	31.2	0.3	0.3	3.60	0.105		QV
SB15-012	215.0	-66.0	63.4	63.9	0.5	0.3	15.07	0.440		QV
SB15-012	215.0	-66.0	269.9	270.4	0.5	0.4	13.83	0.403	1	52 HW
SB15-012	215.0	-66.0	284.0	284.9	0.9	0.6	12.54	0.366	3	52
SB15-014	224.0	-71.3	66.9	67.2	0.3	0.2	6.12	0.179	1	QV
SB15-014	224.0	-71.3	180.5	181.4	0.9	0.6	17.87	0.521	23	77
SB15-014	224.0	-71.3	286.0	286.3	0.2	0.2	6.05	0.176	1	52
SB15-015	227.0	-79.0	61.7	61.9	0.2	0.2	3.57	0.104		QV
SB15-015	227.0	-79.0	89.4	89.9	0.6	0.5	5.66	0.165		QV
SB15-015	227.0	-79.0	199.8	201.5	1.7	1.0	12.13	0.354		77
SB15-015	227.0	-79.0	314.2	314.4	0.2	0.1	34.55	1.008	12	52
SB15-016A	242.0	-75.7	36.6	36.9	0.4	0.2	4.96	0.145		QV
SB15-016A	242.0	-75.7	51.0	51.1	0.2	0.1	6.23	0.182		QVZN
SB15-016	242.3	-74.8	323.5	324.6	1.1	0.6	4.31	0.126		52
SB15-017	193.5	-59.4	31.5	31.9	0.4	0.4	6.56	0.191	2	QV
SB15-017	193.5	-59.4	54.8	55.0	0.2	0.1	4.55	0.133		ALT
SB15-017	193.5	-59.4	278.7	279.4	0.7	0.6	10.50	0.306		52
SB15-019	204.8	-50.3	184.7	185.1	0.4	0.4	4.84	0.141		QV
SB15-020	216.5	-53.0	254.8	256.5	1.7	1.5	21.53	0.628		77
SB15-021	226.0	-61.6	274.4	275.1	0.7	0.5	3.69	0.108	2	77
SB15-022	220.0	-66.8	251.5	251.9	0.4	0.3	4.38	0.128		77

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11 SAMPLING PREPARATION, ANALYSES AND SECURITY

11.1 Introduction

The following section details sampling methods, chain of custody, analyses and QA/QC for the data utilized for the resource estimation which is the subject of this study.

11.1 Mine Sampling Methods

Underground vein exposures were channel-sampled by Company geologists at the face of drifts and raises at regular intervals, generally every 1.5 m. Efforts were made to take continuous chip samples, consisting of approximately 2 cm diameter chips in a continuous horizontal line across the exposed vein. Separate samples were taken of the wall rock on each side of the quartz vein. The sample widths are reported on sample tags and indicate horizontal widths; however, since the BK vein is steeply dipping to vertical, the recorded widths closely represent the true width of the vein within the accuracy of tape measurements typically made at working faces. Back samples were collected in the same manner as the face samples in the stopes and elsewhere at selected sites. It is always a challenge to collect representative samples by this method due to variations in the hardness of the material being sampled. The sampler must adjust the amounts collected to ensure that representative amounts of particularly hard or soft material are collected.

Muck samples were collected from the broken material either from scooptram buckets or from train cars. Muck samples are normally collected by the equipment operators. The samples submitted for assay consist of one composite sample weighing approximately 2 kg to 5 kg composited from material collected from four train cars of muck or four scooptram bucket loads. These samples must be considered the least representative, given that it is a nuisance for the operators to collect samples, and so they will spend the least amount of effort to collect samples, which leads to improper practices.

11.2 Drill Core Sampling

The drill core is loaded sequentially into wooden core boxes containing three rows of 1.5 m lengths. The drillers load the core at the drill site. At the end of each shift, the loaded core boxes are carried from the drill to the geology core logging trailer at the mine camp.

Drill core is sampled at intervals ranging from 0.7 ft to 9.7 ft and averaged 2.0 ft, as directed by Company geologists. Half core samples are split (in 2009 and 2010) or sawn (since 2011) before sample collection. The remaining half core is retained in its original order in the core boxes for reference. Note: The process of splitting core can result in an uneven spilt that could affect reproducibility of results. Although these effects are generally small compared to the inherent variability of this high nugget-effect style of gold mineralization, a decision was made in 2011 to use a tile saw to split the core.

Samples are then collected by the Company technicians and placed in labelled 25 cm by 40 cm, 6 mm thick plastic bags with sample tags. Samples are then placed in large poly-woven bags and tied shut for shipment. The samples are shipped by an independent commercial contractor to the laboratory or by Bralorne staff.

Drill core assay results are received in hard copy and digital format and are stored at the mine office. The results are collated into spreadsheet tables with survey information and geological logs. The data is then compiled and input into SurpacTM, a mining software program, for display and interpretation. The mine office maintains the handwritten drill logs and digital drawing files of all the drill hole information.

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All drill core samples from the 2009-2011 programs were submitted to Eco-Tech Laboratories Ltd. (Eco-Tech) in Kamloops. Eco-Tech was part of the Stewart Group of Laboratories. In the fall of 2011, ALS Minerals took over the Stewart Group and from then on all samples were analyzed at the ALS Minerals laboratory in North Vancouver. SGS was then the main lab used in 2013 for both development as well as drill core sampling. In 2014 and 2015, Met-Solve Analytical out of Langley, BC, has been the main lab, with ALS being a check lab.

For both drill core and underground sampling, all significant quartz vein samples are analyzed by the screen metallics fire assay method.

11.3 Assay Quality Assurance/Quality Control

Assay quality assurance and quality control (QA/QC) measures conducted by the company include monitoring the laboratory results of blank and standard samples inserted into the sample stream, check assaying (re-assay) of sample splits, and limited duplicate sampling. QA/QC results for the years 2007 through 2008 were discussed in the 2009 Technical Report (Ball, 2009).

Certified lab standards were inserted every 10th sample for both mine as well as drill core samples. The gold value of a standard and its two standard deviations have been used in a sample tracking spreadsheet to validate returning assay results immediately with a pass or fail.

Figure 11-1: Standards Used and its Two Standard Deviations

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When certified blanks have not been available, samples from a gold-barren granodiorite intrusion (located 10 km SW of the mine), the E-Hurley Blank has been used.

For 2014 and 2015, the sequence has been to use the E-Hurley Blank, followed by CDN-GS-1L, CDN-GS-5L and CDN-GS-9A and repeat. From February 2015 on, the sequence has been modified to remove the potential predictability of the grade. Below is a table summarizing the sequence. The standards have been prepared with the sampling number to be inserted in the sampling stream at the respective point.

Figure 11-2: Standards Sequence Used from February 2015

The following subsections summarize the QA/QC reports for 2009 through to 2015.

Note: The report on the 2014 and 2015 drilling and mine sampling data has not been completed yet. It will be part of the 2014-2015 assessment report due to be filed end of December, 2016.

During operations, the incoming assay results have been tracked in a sample tracking spreadsheet sequentially by adding the data into the “Submitted” and “Assay_Results” tables and using “VLOOKUP” functions in a standards validation table referencing those to screen for outliers. There are some standard samples which report either no assay results or the date of sampling has a year which is older than where it should be in the sequence. Sampling dates have been used to screen the samples for the years in question. In the sections below, an initial review of the data has been performed for the 2014-2015 programs excluding those samples with incomplete information.

As part of the upcoming assessment report a full validation and review of the assay data will be performed.

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11.3.1 Drill Core QA/QC

All drill core samples were analyzed at commercial ISO-certified laboratories which are independent of Bralorne Gold Mines Ltd. In 2009, 2010 and the first part of 2011, the samples were submitted to Eco-Tech in Kamloops, BC, which was part of the Stewart Group of analytical laboratories. Eco-Tech is registered for ISO 9001:2008 by KIWA International (TGA-ZM-13-96-00) for the provision of assay, geochemical and environmental analytical services (a copy of the ISO certificate provided by Eco-Tech states validity until March 18, 2012). In 2011, ALS Group bought out the Stewart Group. ALS Group is a wholly owned subsidiary of Campbell Brothers Limited (ASX: CPB). Thus, all samples submitted to Eco-Tech after October 2011 were analyzed by ALS Minerals at its North Vancouver laboratory. The ALS Minerals laboratory in North Vancouver is ISO/IEC 17025:2005 accredited for precious and base metal assay methods.

Check assays were analyzed at Acme Analytical Laboratories Ltd. (Acme), Vancouver, BC, which is ISO 9001:2008 certified (until March 14, 2012) and ISO/IEC 17025:2005 accredited from the Standards Council of Canada (valid until October, 7, 2015) for certain tests (including analysis for gold by the fire assay method). In January 2015, Acme has been taken over by Bureau Veritas, an ISO/IEC 17025:2005 certified lab with its accreditation valid through to October 7, 2019.

In 2009, blank pulp samples and certified reference pulps were submitted for analysis with the core samples at a frequency of 5% (each). The standard and reference pulps were obtained from CDN Resource Laboratories Ltd. A total of 12 standards and 12 blank pulp analyses were obtained, all of which were within acceptable limits. In addition, 16 pulps, 13 metallic sieve assay coarse rejects, and 45 standard fire assay coarse rejects were re-analyzed at a second commercial laboratory. All of the check assays results were acceptable, with the secondary lab assays (performed at Acme, Vancouver, BC) having similar values to those obtained by the primary laboratory (Eco-Tech, Kamloops, BC), both of which are independent and ISO-certified laboratories.

In 2010, a total of 19 QA/QC samples were submitted for analysis with drill core samples to Eco-Tech in Kamloops. This included nine blank pulps and 10 certified standards. All of the blank pulp assays were within the acceptable limit, and all but two of the 10 results for certified standards were within specified limits. Two results obtained for standard GS-8A exceeded the upper control limit specified for this reference material. However, due to the limited number of standard analyses obtained during the drilling program, the mean and standard deviation specified for the standard reference material were used to determine the control limits, and these limits may have been too restrictive for analyses during this program. In addition, coarse rejects of samples analyzed by the metallic sieve assay method (10) and fire assay pulps (15) were sent to a secondary laboratory (Acme, Vancouver, BC). The results from Acme were like Eco-Tech, although there was less variation in the pulps (93% within ±42%) compared to the coarse reject metallic assays (90% within ±44% of original). This is attributed to the coarse nature of the gold mineralization at Bralorne, which is caused by a nugget effect.

In 2011, a total of 32 certified standards and 31 blanks were submitted with the drill core for analysis at Eco-Tech in Kamloops, BC. In the second half of the year, ALS Minerals took over the Stewart Group and because Eco-Tech was part of Stewart Group, this meant all assays were analyzed by ALS Minerals in its North Vancouver laboratory (also ISO-certified) in the second half of the year. In the same year, the type of blank material used was changed to unaltered granodiorite rock collected from an outcrop located 10 km SW of the mine, the E-Hurley Blank. This change was made to provide a blind check on contamination in the crushing and pulverization stage. All of the blank assays were within the acceptable limit. Three results for the certified standards were outside of the acceptable limits. In one case, it appeared that the wrong standard may have been placed in the bag instead of the intended standard (the result was within the acceptable limits for the incorrect standard). Another case involved one batch where the samples had insignificant gold results, so the batch was not re-assayed. In the third case, the results for internal lab standards were all within the failure limit, so the batches were not re-assayed.

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Also in 2011, 10 pulps from the drill core samples were submitted to another independent lab laboratory (Acme, Vancouver, BC), and 15 coarse rejects from drill core samples assayed for metallic sieve method (11.2% of all metallic samples) were also sent to Acme for metallic screen analysis. The results from Acme were relatively like Eco-Tech, although there was less variation in the pulps (90% within ±43%) compared to the coarse reject metallic assays (86% within ±44.4% of original). This was expected due to the coarse nature of the gold mineralization which is caused by the nugget effect.

In 2012, a total of 20 certified standards and 19 blanks were submitted with the drill core for analysis at ALS Minerals Ltd. in North Vancouver, BC. Of the 5 E-Hurley blanks analyzed, no samples were over the failure limit. Due to a low supply of E-Hurley blanks, certified pulp blanks were used as a temporary replacement. There were 15 samples of CDN-BL-6 blank pulps. No failures were recorded. None of the 20 certified standards analyzed were outside the control limits. The zero failure rate is a good indication that ALS Minerals’ QA/QC preparation and analysis procedures are effective in producing accurate and confident results.

In 2013, a total of four certified standards and three blanks were submitted with the drill core for analysis at SGS Minerals Ltd in Burnaby, BC. Of the four certified standards analyzed, two samples were within the control limits and two standards returned results 57 outside the limits by 14% and 21%. The Blanks were all within the acceptable ranges. The overall results for the QA/QC for the 2013 drilling assays are deemed acceptable.

For the 2014 drilling program, a total of seven certified standards and three blanks have been sent to Met-Solve Analytical from Langley, BC. All blanks were within the two standard deviations, while one 4.68g gold standard returned with 22% less (allowable deviation would have been 6%).

The 2015 drilling had 141 standards submitted of which 35 were the E-Hurley blanks. None of the blank assays reported outside of the allowable deviation. Also, only 5 of the certified standards were slightly outside of the allowable deviation of 6.6-8.6% depending on the standard with the range being 7-9% mostly above the certified value.

Figure 11-3: Bralorne 2014-2015 Drilling Assays - Blanks QAQC

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Figure 11-4: Bralorne 2014-2015 Drilling Assays - CDN-GS-1L Standard QAQC

Figure 11-5: Bralorne 2014-2015 Drilling Assays - CDN-GS-5L Standard QAQC

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Figure 11-6: Bralorne 2014-2015 Drilling Assays - CDN-GS-9A Standard QAQC

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Repeat check assays for the 2014-2015 drilling on pulp material have been sent to SGS labs (17 samples, 5% of the total core samples) and returned overall reproducible values averaging 7.4% in variation. The correlation coefficient is 0.8139.

Figure 11-7: Bralorne 2014-2015 Drilling Assays - Repeat Pulp FA Sampling

Repeat check samples for the 2014-2015 drilling on 20 metallic screen samples of reject material by Met-Solve, SGS and one sample by ALS as a second repeat on the same sample have revealed a slight skew towards higher grades at the Met-Solve lab compared to ALS above 3 gpt Au in a sample. The correlation coefficient is still relatively high for a nuggety gold deposit with 0.7233.

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Figure 11-8: Bralorne 2014-2015 Drilling Assays - Repeat Reject Metallic Screen Sampling

A full review and validation of the QA/QC data will be performed for the upcoming 2014-2015 assessment report.

It is the author's opinion that the drill core sample preparation, security, and analytical procedures were adequate for the nature of this program, and that the quality of the drill core assay results is sufficient for the purpose of the program (definition of mineral resources). However, irrespective of the nugget nature of the gold, there are wide variations with respect to the QA/QC data which require continuous monitoring and improvement. An annual audit is recommended, and should include both the external and internal laboratory facilities and procedures.

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11.3.2 Mine Sample QA/QC

Samples collected underground (chip and muck samples) were routinely analyzed at the Company’s on-site assay laboratory until 2012 because this provides the quickest turnaround time for assay results. The mine lab is not certified and is not operated by a certified assayer. Procedures and methods were established by a consultant and are followed by personnel that were trained on-site to conduct gold assaying. The samples were analyzed by fire assay method using a gravimetric determination. The standard sample weight used for fire assays is one assay ton (29.166 g). Pulp and reject portions of a number of samples are sent to external labs for checks on results.

In 2012 the Bralorne onsite lab was shut down due to lead contamination. SGS was then the main lab used in 2013 for both development as well as drill core sampling. In 2014 and 2015, Met-Solve Analytical out of Langley, BC, has been the main lab, with ALS being a check lab.

Routine quality control measures for mine samples include re-assay of a percentage of the samples, and samples containing anomalously high gold contents, at a commercial laboratory. Blanks and certified standards are inserted into the sample streams at a frequency of 5% each. Metallic assays are routinely carried out on all on chip samples of quartz veins, and on rejects from samples with very high gold content. For the assays conducted at the mine assay laboratory, check assays were also conducted on pulps and rejects at commercial labs.

Underground chip sample results are initially entered into an MS Access database. Digital drafting of the results is completed using SurpacTM software.

Underground muck sample results are monitored on a daily basis as development proceeds, and averages are calculated and reviewed bimonthly. The assay records are maintained in digital format in the mine assay laboratory.

In 2010, 336 QA/QC samples were submitted along with routine underground chip and muck samples for analysis. Of these 167 were certified standards and 169 were blanks. The blanks included 12 certified blank pulp samples, and 157 samples of unaltered granodiorite rock collected from an outcrop located near the mine. The samples were assayed by standard fire assay method using one assay ton, or by the metallic screen fire assay method.

A total of 45 out of the 157 (28.7%) granodiorite blank results in 2010 exceeded the failure limit, which was set at 3 times the detection limit of the analytical tool or 0.03 ppm (g/t) for the Bralorne laboratory. A total of 36 blanks were analyzed at Eco Tech and 26 of these failed the criteria for a failure rate of 72.2%. Of the 12 certified pulp blank analyses, 2 failed the acceptable limits (16.7%). These failures are attributed to issues with sample preparation at the Bralorne laboratory, since the samples were prepared to the pulp stage by the Bralorne lab and sent for analysis at Eco Tech when there was a malfunction with the Bralorne assay furnace. The results of blank analyses suggest cross contamination may be a problem at the Bralorne lab. For 2010, the results for analyses of 6 different standards show failure rates ranging from 0 to 18.2% for analyses. Most of the failures were slightly out of the acceptable range.

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Several rounds of duplicate (check) analyses were also performed in 2010. First, 170 repeat analyses of sample pulps from the Bralorne mine lab were re-analyzed at Eco-Tech. The results are quite variable but show good correlation and a mean difference of Eco Tech compared to Bralorne of -1.8 grams per ton gold. Next, a total of 80 pulps prepared by Bralorne for analysis by the metallic sieve method were re-analyzed at Eco-Tech. These show low variability, good correlation and a mean difference of Eco Tech compared to Bralorne of 1.8 grams per ton gold. Repeat analyses of pulps at the Bralorne lab also show good correlation and low variance, but slightly higher variance than repeat analyses of pulps at Eco Tech lab. Also, a total of 37 pairs of coarse reject re-split samples were analyzed by the metallic sieve method at the Bralorne mine lab and at Eco Tech lab. The results show high variability but good correlation, and also show that the difference between the re-splits at the same lab is greater than the difference between different labs. Re-splits of coarse rejects, from samples submitted to the Bralorne lab for metallic sieve analysis and re-analysis at Eco-Tech lab show reasonable correlation but high variation. From these tests it is concluded that the coarse nature of the gold causes high variation between re-splits from coarse rejects and that this variability is common to the Bralorne and the commercial lab. The low variability of the re-analysis of pulps demonstrates that the mine site lab is not biased and can produce assay results that are comparable to those from the commercial lab.

For 2011, a total of 128 granodiorite blank samples were submitted at a frequency of 5% to the Bralorne assay lab with the mine chip and muck samples. Of these, 32 exceeded the failure limit of 0.03 ppm. In addition, 137 standards were analyzed at the Bralorne lab with mine samples a frequency of 5% and 11 of the results were well outside the control limits. The results point to cross contamination and possible sample mix ups. Since these results are not good, discussions with the lab personnel have been made and modifications to the lab procedures are being implemented to improve organization and cleanliness.

Re-analysis of 10% of the Bralorne lab samples in 2011 at Eco Tech Laboratories, including both pulps and coarse rejects, shows reasonable correlation especially at lower gold concentrations (<25 g/t gold). The higher variances at high grade are attributed to the coarse nature of the gold mineralization.

Overall, the QA/QC results for the mine laboratory assays show no systematic errors and results are generally comparable to the commercial labs. However, the variability of the mine lab duplicate results is greater than that of the commercial labs, and there are several instances where the standards and blank results exceed acceptable limits. Overall the results are deemed acceptable for the purpose of directing on going development. Furthermore, since numerous mine assay results are averaged during the estimation of mineral resources, the impact of errors in the absolute value of individual sample results is reduced. Nevertheless, a critical review of the laboratory procedures by an experienced assayer or metallurgist is recommended to address procedures that may contribute to these errors in an effort to improve the quality of the mine assay laboratory results.

It is the author's opinion, therefore, that the mine sample preparation, security, and analytical procedures were adequate for the nature of this program, and that quality of the mine sample assay results is sufficient for the purpose of the program (direction of on going development and definition of mineral resources).

However, there remains room for improvement. It is recommended that the company attempt to source a certified assayer on site and attain certification for the on site assay laboratory. An annual audit, both external and internal laboratory facilities and procedures is recommended. As of the date of this report, the on site laboratory is not functioning due to issues related to elevated lead values in one of the staff’s blood. Apart from the obvious concern the mine has for the worker, all efforts must be focused on rectifying this issue and resume operation, safely and in an environmentally responsible manner.

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In 2012, a total of 122 certified standards and 127 blanks were submitted with the drill core for analysis at ALS Minerals and SGS Minerals. Of the 127 E-Hurley blanks analyzed, 5 were over the failure limit. This is a failure rate of 3.9%. Three samples tested at ALS Minerals failed and two samples tested at SGS failed. Blank E-Hurley supply had run out therefore they were replaced with “pulp” blanks, CDN-BL-4 and CDN-BL-6. The use of pulp blanks is not ideal and once weather conditions improved, more E-Hurley blanks were obtained. CDN-BL-4 had no failure (0/6) for the period, a failure rate of 0%. CDN-BL-6 had four failures (4/68), a failure rate of 5.9%. The very low failure rate is a good indication that ALS Minerals’ and SGS Minerals’ QA/QC preparation and analysis procedures are effective in producing accurate and confident results.

In 2013, a total of 88 blanks were analyzed (86 rock and 2 pulp) at SGS Minerals. Of the 86 E-Hurley blanks analyzed, 5 were over the failure limit. This is a failure rate of 5.8%. A failure rate below 5% is acceptable. CDN-BL-6 pulp blank was used in two samples. No failures were observed. These samples were prepared when the mine had a low supply of E-Hurley blank rocks. There are currently no plans to use the pulp as the E-Hurley blank rocks are a better testing blank for QA/QC program, as it includes testing the preparation stage before analysis. For the standard pulps, 1 of the 73 standards analyzed were outside the control limits. This is a failure rate of 4.1%. No major anomalies were observed in the results.

In 2014, a total of 176 QA/QC samples have been submitted of which 86 have been blanks and 90 certified standards. 17 of the blanks have been outside of the allowed deviation, most by a small margin while there are at least three samples which were 2-3 times the upper limit. Of the certified standards there were 16 samples outside of the allowed deviations, mostly within 7-10%, while two samples showed less than the certified standard (-17% and -24%, respectively).

At the current state of evaluation of the QAQC data, no check sampling could be found performed on mine samples in 2014. The validation of the data is ongoing and will be part of the 2014-2015 assessment report.

In 2015 no development on stopes, drifting on veins, or raising has occurred and the underground operations had been shut down.

The Author does not believe that additional assay verification was necessary during the current site visit as previous work completed by the author validated and verified the assay data.

It is the Author’s professional opinion that the geological and analytical data presented in this report is adequate for use in formulating a Mineral Resource estimate.

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12 DATA VERIFICATION

The authors have carried out the following work to verify information about the property:

•	Visited the property on several occasions and interviewed the staff and examined the underground mine workings.

•	Reviewed survey measurements of mine excavations and drill holes.

•	Reviewed all available QA/QC data pertaining to drill core and underground sample assays.

•	Reviewed the geological setting of the property by referencing published maps and reports.

•	Reviewed the mine assay laboratory and interviewed the assayer. It should be noted that the assay laboratory is no longer operating and all current assay samples are analyzed by external laboratories.

•	Reviewed the digital database.

•	Verified all resource estimates for the various veins.

The verification measures described here confirmed the location, extent, apparent legality and general nature of the property. In 2012, the authors collected independent samples to verify assay results which showed good correlation to the mine site assay laboratory results. In addition, the gold production and reconciliations from the mill was a reliable indicator, verifying results.

The author visited the property between May 23, 2012 and May 24, 2012. The author inspected the camp, accommodations, core-logging facilities, offices, active drill sites, outcrops, core storage facilities, core receiving area, core sawing station, and toured the major centres and surrounding villages affected by mining operations.

The author last visited the property between October 7, 2016. The author inspected the camp, accommodations, core-logging facilities, offices, core storage facilities, core receiving area, core sawing station.

The tour of the offices, core logging and storage facilities showed a clean, well-organized, professional environment. On-site staff led the authors through the chain of custody and methods used at each stage of the logging and sampling process. All methods and processes adhere to industry standards and no issues were identified.

In 2012, the authors visited one active drill site. Drill site processes and procedures were demonstrated. The drill site was clean and well-maintained. The process of extracting the core and core boxing was standard practice.

The author is confident that the data and results are valid based on the site visit and inspection of all aspects of the project, including methods and procedures used. It is the opinion of the independent author that all work, procedures, and results have adhered to best practices and industry standards required by NI 43-101.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

There has been no laboratory metallurgical testwork directly performed in relation to this report. However, the Bralorne mineral processing circuit has operated successfully in its present format since 2005. It is a standard technique used at operations with high free gold content without the use of cyanide.

Examination of the recent mill data show that while plant availability has suffered on occasion due to equipment availability, the overall performance indicates the ore responds well to the current flowsheet. The mill shows a good response when using moderate grinding of approximately 80% passing 100-140 mesh, followed by gravity and flotation processing. Coarsening of the grind results in modest increases of gold losses to the flotation tailing, and may also impact gravity circuit performance.

The present treatment circuit incorporates jigging and tabling to produce the gravity concentrate for smelting to doré on site. Based on examination of recent mill records, the gold content by weight in the doré consists of 70-78% gold, 15-18% silver, with the balance attributed to other impurity constituents. It’s reported that close to 65% of the recovered gold reports to the doré, although for periods it can average significantly less. The majority of the gold in the gravity tailings is recovered during flotation, with the flotation concentrate grading from 3 to 6 ounces per ton gold, and averaged approximately 4.5 ounces per ton, in 2011. Flotation tailing grades ranged from 0.02 to 0.04 ounces per ton gold or, occasionally, higher. Overall the optimum plant gold recovery appears to approach 93%, averaging closer to 90%. While some recovery issues may be due to mineralogy, it appears primarily in response to process upsets from mechanical or operator performance or coarsing of the grind at increased throughput beyond the capabilities of the present 6.5x6 grinding mill.

Froth flotation is shown to respond well to simple conventional procedures. This includes the addition of a xanthate collector and frother, with two stages to clean the rougher concentrate. Current practice is not to use copper sulphate but is available in case the feed is partially oxidized. Additional cleaning, including use of regrinding of the bulk concentrate, should be investigated with laboratory testing with the goal of improving concentrate grade. However, arsenic content has been shown to be an issue with the marketability of the Bralorne concentrate and additional cleaning would likely further compound this issue.

Process evaluation should focus on maximizing gold production to the doré. This is particularly relevant due to the higher costs (transport, processing fees) and difficulty in marketing the flotation concentrate, due, in part, to the elevated arsenic content. Improving gravity recovery should be possible by incorporating a centrifugal concentrator into the circuit. This has been incorporated into the circuit once operations resume with the installation of a Knelson concentrator in 2015.

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Depending on permitting issues, the use of intense cyanidation for the concentrates could be considered. This technology is offered in off-the-shelf, contained modules that may be provided at an off-site processing facility or with zero discharge by shipping out any spent leach solutions. And depending on a number of factors primarily related to permitting, the cyanidation of the flotation concentrate could also be investigated. This would involve disposal of detoxified slurry into a separate, lined impoundment storage facility. However, these potential leaching options are outside the scope of this report.

The site lab will conduct bench scale process studies. This is recommended to compare optimized processing results to the mill performance, and determine whether any future ore zones could present processing issues. On-site laboratory investigation results could be compared to periodic data from independent testing laboratories.

For the purpose of this investigation, the following process circuit improvements are recommended:

•	increase existing circuit capacity to provide increased ore throughput and, thereby reflect the associated economies of scale; and to optimize the grind size without impacting the recovery.

•	pursue alternatives to potassium amyl xanthate as the collector of choice for the recovery of gold due to health and safety concerns.

•	improve the overall plant performance by installing equipment such as a tailings thickener to reduce the amount of water pumped to the tailings storage facility and to reduce the downtime of the staged tailings pumps.

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14 MINERAL RESOURCE ESTIMATE

The purpose of this report is to update the resource estimates for the Bralorne Mine property. This serves to document the steps from the raw drillhole data through to the classified resource for the October 2016 resource update. This section describes the work undertaken by Kirkham Geosystems, including key assumptions and parameters used to prepare the mineral resource models for various veins deposits together with appropriate commentary regarding the merits and possible limitations of such assumptions.

Mineral resource estimates at the Bralorne property are typical of gold vein deposits characterized by high nugget-effect. The classification and reporting of mineral resources for these types of deposits are such that diamond drilling alone generally results in identification of Inferred Resources, and close-spaced in-fill drilling and underground development and/or bulk sampling/trial mining are required to define Measured and Indicated Resources. Vein type deposits are generally not well suited to geostatistical estimation (ordinary kriging) as drill spacing is not sufficiently dense to allow robust variogram modeling and a therefore a geometric estimation approach has been chosen.

The estimates described below are for Mineral Resources and are categorized as Measured, Indicated or Inferred. The classification is according to the CIM Definition Standards on Mineral Resources and Mineral Reserves, as adopted May, 2014. The estimates are not categorized as Mineral Reserves as they do not take into account mining outlines or mining recovery. However, a reasonable requirement of a minimum mining width is incorporated in the estimate by compositing assays to 1.2 metres (4 feet). The resources so not take into account dilution and mining losses which will be the subject of future studies.

14.1 Data

The drill hole database was supplied in electronic format by Bralorne. This included collars, down hole surveys, lithology data, vein intersections and Au opt along with down-hole from and to intervals in imperial units. A total of 3,396 collars with 15,897 individual assays were supplied which included 321 drillholes, 2 trenches, 266 back samples, 1,187 face samples, 386 historic channels, 256 raises and 972 stope samples.

In addition, composites within the vein structures was supplied which is included 3,878 assay intervals with uncut Au opt and the application of a 3 opt top cut at varying stages.

14.2 Geological Model

A solid model of the 51bFW, 51bHW/FW, Alhambra, BK, BK-9870, BKN, Prince, Shaft, Taylor zones was supplied by Bralorne. These are based upon assay intersections, visual inspection and site knowledge.

Intersections were inspected against the corresponding solid for which it was assigned. The challenge for vein type deposits relate to geometric precision due to the lack of relative precision with the downhole and sample survey information. Therefore, although the intercepts may not exactly align with the vein solid, the composites are tagged to appropriate solid for use within the interpolation process. Once the solid volumes are created, they are used to code the drill hole and sample assays and composites for subsequent statistical and geostatistical analysis. In addition, these vein solids volumes are coded into the block model in order to derive a partial percentage which is important for weighting the calculations for volumes and tonnages. The solid volumes are also then utilized to constrain the block model by matching assays to those within the zones. The orientation and ranges (distances) utilized for search ellipsoids used in the estimation process were derived from strike and dip of the mineralized zone and site knowledge and on-site observations. Figure 14-1 shows a plan view of the nine vein volumetric solids along with existing development.

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Figure 14-1: Plan View of Vein Solids with Mine Development (grid lines=2000’, North to top)

14.3 Composites

The composite database was supplied in electronic format by Bralorne. This included collars, down hole surveys and composite gold assays along with vein assignments.

It was determined that the 4’ composite lengths offered the best balance between supplying common support for samples and minimizing the smoothing of the grades. The 4’ sample length also was consistent with the distribution of sample lengths within the mineralized domains. Table 14.1 shows the basic statistics for the 4’ composite grades within each of the mineralized domains. The mean Au, grades for the all zones is 0.29 opt shown in Table 14.1.

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 Table 14.1: Composites Weighted by Length

VEIN	#	Max	Mean Au opt	Co. of Variation

51bFW	547	1.433	0.150	1.4
51b FW/HW	155	6.469	0.120	5.3
BK	1,472	7.169	0.361	4.4
Alhambra	362	5.419	0.240	2.1
BKN	66	2.150	0.143	2.5
BK-9870	922	20.042	0.383	3.2
Shaft	186	1.943	0.174	1.7
Prince	16	0.432	0.089	1.5
Taylor	152	0.625	0.076	1.6
Total	3,878	56.169	0.290	4.0

14.4 Grade Capping

Cumulative frequency plot shown in Figure 14-2 for Au opt illustrates that at 3 ounces per ton, there is a break in the log normal plot. This represents 0.1% of the gold composites, which require implementation of a grade-limiting strategy. One method is by physically cutting the grades of the assays or composites, and the other is by limiting the influence that a high-grade sample has by limiting the distance to which it contributes to the grade of a block estimate. The method employed was to limit the range of influence for gold values greater than 3 opt to 25 feet, which equates to the adjacent, adjoining two blocks. Outside of this range, the gold values are capped to 3 opt.

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Figure 14-2: Probability Plot for All Au Composites within Veins

14.5 Grade Interpolation

The Block Models used for estimating the resources were defined according to the limits specified in Table 14.2. The block models are orthogonal and non-rotated with the exception of the Alhambra and the 51b models which are reflective of the orientation of each deposit. The block size chosen was 16’ x 4’ x 16’ for all models with the exception of the 51b veins which are 20’ x 20’ x 4’. These block sizes differ considerably from previous models which utilized significantly smaller blocks but the author feels that the larger block size is a better reflection of the distribution of the data.

Table 14.2: Block Model Origin, Size and Orientations

The search strategy employed for all zones was using inverse distance squared (ID2) as the interpolator, using a 200’ omni-directional search with a minimum of 3 composites, a maximum of 9 and a maximum of 3 composites per drillhole.

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14.6 Density

The average bulk dry density for ore-grade mineralized vein is 12.1 ft3/ton (2.63 cubic meters per tonne). This is the value historically used on-site and is based measurements and on production experience. All tonnage calculation utilizes this value. It is recommended that densities be revised and continually verified.

14.7 Mined As-built Volumes

Solids volumes have been created of the mined out areas that must be accounted for and extracted from the resource calculation. These volumes have been coded into the block model and utilized for resource reporting.

14.8 Classification

During the block model estimation process, the distance to nearest composite, average distance, number of composites and number of drillholes stored.

The following details the grid spacing for each resource category to classify resources are;

•	Measured

-	Note that based on the Canadian Institute of Mining (CIM) definitions, continuity must be demonstrated in the designation of measured (and indicated) resources; therefore, no measured resources can be declared based on one hole. The uncertainty based on current information suggests a spacing of 25 ft may be required to classify measured resources.

•	Indicated

-	Resources in this category could be delineated from multiple drill holes located on a nominal 50 ft square grid pattern.

•	Inferred

-	Resources in this category include any material not falling in the categories above, and within a maximum 100 ft.

The spacing distances are intended to define contiguous volumes, and they should allow for some irregularities due to actual drill hole placement. The final classification volume results typically must be smoothed manually to come to a coherent classification scheme. Subsequently, each of the zones were evaluated and digitized to insure continuity of the classification and eliminate the “spotted dog” effect.

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               14.9 Resource Reporting

CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) define a mineral resource as follows:

[A] concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The “reasonable prospects for eventual economic extraction” requirement generally implies that quantity and grade estimates meet certain economic thresholds and that mineral resources are reported at an appropriate cutoff grade, taking into account extraction scenarios and processing recovery. The cut-off grade chosen for reporting resources was 0.1 opt Au which is based on a gold price of US$1,300, gold recoveries on 90% and mining, processing and G&A costs of $110, $40 per ton and $25 per ton, respectively.

The mineral resources are listed in Table 14.3.

Table 14.3: Mineral Resource for Bralorne Project

Figures 14-3 through 14-11 show long section views of the respective block models for each of the veins reported herein.

Figure 14-3: Long-section View of 51b FW Vein Block Model looking Northeast (grid lines=200’)

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Figure 14-4: Long-section View of 51b HW/FW Vein Block Model looking Northeast (grid lines=200’)

Figure 14-5: Long-section View of Alhambra Vein Block Model looking Northeast (grid lines=200’)

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Figure 14-6: Long-section View BK Vein Block Model looking North (grid lines=200’)

Figure 14-7: Long-section View of BK-9870 Vein Block Model looking North (grid lines=200’)

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Figure 14-8: Long-section View of BKN Vein Block Model looking North (grid lines=200’)

Figure 14-9: Long-section View of Prince Vein Block Model looking North (grid lines=200’)

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Figure 14-10: Long-section View of Shaft Vein Block Model looking North (grid lines=200’)

Figure 14-11: Long-section View of Taylor Vein Block Model looking North (grid lines=200’)

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15 MINERAL RESERVE ESTIMATES

At present, there are no mineral reserve estimates for the Bralorne Project.

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16 MINING METHODS

This section is not applicable.

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17 RECOVERY METHODS

Prior to the most recent shutdown in 2014, the Bralorne mill and concentrator incorporated conventional grinding, gravity and froth flotation to produce both Dore bar and flotation concentrate for sale. Silver contributes only a very minor credit to the Dore.

Under the pre-2014 mill configuration, ore is delivered to a 10 ton live load receiving bin through a 9” grizzly. The ore is then forwarded to the plant via a 36” plant feed conveyor that discharges to a 100 ton capacity coarse ore bin. Vibrating feeders deliver the coarse ore to a conveyor feeding a 50 HP 12” X 30” Sawyer Massy Jaw Crusher to a nominal 4” crush size. The primary crushed product is sent to a triple deck vibrating screen, with only the top deck currently in use, and incorporating a 3/8” slot opening. The +3/8” material is operated in closed circuit with a Symons 3ft short head cone crusher powered by a 100 HP motor. The crushing circuit is reported to be capable of operating at 50 tons per hour when there are no mechanical or ore flow issues.

The minus 3/8 screened undersize can be sent to one of two fine ore bins. The larger of the two bins with a live load capacity of 150 tons is currently not in use as it requires additional mechanical work. The smaller bin has a reported 88 ton live load capacity. All the ore bins are located within the mill building.

Ore is reclaimed from the fine ore bins on a 24” wide conveyor operating at fixed speed, feeding a “6.5’ x 6’ rubber lined Eimco ball mill equipped with a 150 HP motor. The mill has been reported to be operating at a 72% critical speed, with a targeted 300% re-circulating load. Recent adjustments to operating procedures have resulted in increasing the plant throughput from about 90 tons per day up to 130-140 tons per day. These adjustments included incorporating an increased volume of ball loading, decreased ball mill feed particle size going from -1/2” to -3/8”, and as stated by operating personnel “a closer watch on cyclone operation and solids density in the mill”. The increased throughput has resulted in a coarser product size from an 80% passing 200 mesh to as low as 50% passing 200 mesh. This has resulted in a reported increase to flotation tailing losses and slightly lower gold recovery, but with overall higher precious metal production.

The mill discharge passes over a Denver 16” X 24” duplex jig. Only one of the compartments is reported in use due to excess water balance issues when both compartments are operating. The jig concentrate is stored and cleaned on a 6’ X 14’ Deister shaking table 3 to 4 times per month. The resulting tabled gravity concentrate is typically melted once a month. Jig tailing goes to the cyclone feed with the cyclone underflow being returned to the mill and the overflow reporting to the conditioning tank ahead of flotation.

The flotation circuit and reagent scheme is conventional, using PAX (potassium amyl xanthate) as a collector, and Dow-froth 250 as frother. The flotation is via a single 100 ft3 Wemco conditioning rougher cell, followed by a bank of five 15 ft3 Minpro cells for roughing, and similar bank of the 15 ft3 cells for scavenging. Rougher and scavenger concentrates are typically cleaned together in two stages (Figure 17-4), to produce a final concentrate that is pumped to a 10 ft dia. Minpro thickener. The thickener underflow is directed to a 4’ X 4’ Minpro drum filter. Thickener overflow and filtered supernatant is reclaimed for use in the plant. The concentrate filter cake is bagged in SuperSacks for shipment. Moisture content is not reported to be a concern but there have been limitations in concentrate saleability due to arsenic content.

The tailing from the flotation circuit representing final plant tailings are pumped to the tailings dam, using four stages of pumps each consisting of a 7.5 HP centrifugal 2 X 2X 10 SRL.

Subsequent to the shutdown in 2014, a Knelson Concentrator has been installed to replace the duplex jig in the flowsheet as per the recommendations of the 2012 PEA study.

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18 PROJECT INFRASTRUCTURE

18.1 INTRODUCTION

The infrastructure at the Bralorne Mine is well developed. A 100 tpd process plant is in place and has been operating since April 2011 until shutdown in December 2014 with subsequent modifications as described in Section 17. The tailings deposition facility has been completed and is fully operational. The offices, dry, warehouse and associated facilities are all in place while the on-site laboratory cannot be used since 2012 due to lead contamination.

18.2 TAILING DEPOSITION SYSTEM

The tailing pond is situated close to a mile away from the plant, at an elevation of ~140’ (42 m) above that of the mill. Currently water from the tailings pond is not reclaimed for use in the process, which uses mine water for makeup.

In August 2015, the TSF embankment raise for about 2.5m, a spillway and Northern water diversion road have been completed. During geotechnical investigations in 2015, soft ground below a portion of the Northern embankment has been encountered. This has been addressed by constructing a Northern embankment buttress which has been completed in August 2016 together with a Southern water diversion road.

To ensure that the current facility is stable and suitable for storage of on-going tailings production, EBA, A Tetra Tech Company (EBA) conducted a geotechnical inspection of the Tailings Storage Facility at the Bralorne Gold Mine.

This annual tailings dam inspection report titled Bralorne Tailings Storage Facility 2016 Annual Dam Safety Inspection prepared by Mr. Chris Johns, P.Eng is dated August 4, 2016. The report addresses geotechnical and environmental aspects of the current facility, which includes recommendations for the next year. The Bralorne TSF 2016 Annual Dam Safety Inspection has confirmed that no visual evidence of embankment cracking or distress was observed and monitoring instrumentation measurements are within the range of expected results.

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The locations of the TSF and related specific structures at the mine site are shown in Figure 18-1.

Figure 18-1: Tailings Dam Site Plan

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19 MARKET STUDIES AND CONTRACTS

This section is not applicable.

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20 ENVIRONMENTAL STUDIES, PERMITTING OR COMMUNITY IMPACT

     20.1 Introduction

The Bralorne Gold Project has in place all necessary permits to operate and explore. Of note is the 14480 Discharge Permit and M-207 Mine Permit.

20.1.1 Discharge Permit 14480 (MOE)

Permit 14480 was issued by the MOE on March 30, 2011, amended 29 July 2013, and amended on 16 January 2015. This permit authorizes the discharge of effluent to a tailings impoundment, the ground, and Cadwallader Creek from a gold mine and ore concentrator mill located near Gold Bridge, British Columbia, subject to specified terms and conditions. The maximum rate of discharge permitted is 500 cubic meters per day and the authorized discharge period is continuous. Parameters for the tailings seepage collection ponds are as follows:

•	The average rate of discharge is 1,000 cubic meters per day.

•	The authorized discharge period is continuous.

•	The characteristics of the discharge must be equal to or better than:

o	Non-filterable Residue Maximum: 40 mg/L

o	Monthly Average: 25 mg/L

o	Total Sulphate Maximum: 375 mg/L

o	Total Arsenic Maximum: 0.5 mg/L

o	Monthly Average: 0.15 mg/L

o	pH Maximum: 9.0 pH units

o	Minimum: 6.5 pH units

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The characteristics of the discharge for the Upper Peter Mine Adit must be equivalent to or better than:

o	Non-filterable Residue Maximum: 40 mg/L

o	Monthly Average: 25 mg/L

o	pH Maximum: 9.0 pH units

o	Minimum: 6.5 pH units

The characteristics of the discharge of the Treatment Plant must be equivalent to or better than:

o	Total Arsenic Maximum: 1.0 mg/L

o	Monthly Average: 0.5 mg/L

o	pH Maximum: 9.0 pH units

o	Minimum: 6.5 pH units

A permit amendment application has been submitted to incorporate the contained storage of waste from the water treatment system and to extend the capacity and period of water treatment.

20.1.2 Permit M-207 (MEMPR)

The initial permit was issued July 2, 1996; it approved the Work System and Reclamation Program. The reclamation security stands at CDN $115,000 dollars, as per the conditions of the October 22, 1997 amendment. An amendment submitted in 2015 is in progress for an updated Reclamation Plan, Mine Plan and Security bond.

Annual reclamation reports have been submitted to the MEMPR. These reports were not reviewed for their content, specifically to see if all conditions of monitoring have been included. It is recommended that Bralorne review all conditions of this permit, and all associated amendments, to ensure that the necessary monitoring is conducted throughout the year, and the data collected is reported annually. It is common for the conditions of previous permit amendments to be lost, as new amendments are issued. However, with respect to the MEMPR, all conditions of the original permit, as well as all amendments, remain valid, unless they are specifically replaced by a new amendment.

A known environmental concern at the property is the arsenic in the water that drains from underground, MD800. The mine drainage is used for process water or treated in the water treatment system for discharge or pumped to the TSF. Treated water is discharged to Cadwallader Creek. Seepages from the TSF report to Cadwallader Creek. Monitoring of the discharges is regulated by Permit 14480.

20.2 First Nations

Of the 11 St’át’imc Nation bands, three have declared territory in the Bralorne Mine area. These are the Xwisten, Tsal'alh and N’Quatqua bands. The T’it’quet have expressed interest in sharing information. Bralorne has held Quarterly Environmental Monitoring Board meetings which is a requirement of the Company's Effluent Discharge Permit PE-14480 since 2011.

There is no reason to believe at this time that there are, or will be, issues related to First Nations land claims or objections locally.

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21 CAPITAL AND OPERATING COSTS

This updated Technical Report supersedes the Preliminary Economic Analysis (“PEA”) which was authored by Beacon Hill Consultants (1988) Ltd. in 2012. The information contained in the 2012 PEA was based on the 2012 Mineral Resource Estimate. This information is now considered to be out of date due to this updated 2016 Mineral Resource estimate such that it can no longer be relied upon. The Project is no longer considered an advanced property for the purposes of NI 43-101, as the potential economic viability of the Project is not currently supported by a Preliminary Economic Assessment, Pre-Feasibility Study or Feasibility Study.

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22 ECONOMIC ANALYSIS

This updated Technical Report supersedes the Preliminary Economic Analysis (“PEA”) which was authored by Beacon Hill Consultants (1988) Ltd. in 2012. The information contained in the 2012 PEA was based on the 2012 Mineral Resource Estimate. This information is now considered to be out of date due to this updated 2016 Mineral Resource estimate such that it can no longer be relied upon. The Project is no longer considered an advanced property for the purposes of NI 43-101, as the potential economic viability of the Project is not currently supported by a Preliminary Economic Assessment, Pre-Feasibility Study or Feasibility Study.

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23 ADJACENT PROPERTIES

There are no adjacent properties.

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24 OTHER RELEVANT DATA AND INFORMATION

There are no other relevant data or information.

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25 INTERPRETATION AND CONCLUSIONS

Avino is implementing a multi-stage, multi-year plan to increase gold resources, expand the mine's operating capacity and improve operational efficiencies. Avino and predecessor, Bralorne Gold Mines Ltd., have been exploring and developing the Bralorne property for many years which was initially staked in 1896.

The Bralorne property is easily accessible and infrastructure at the Bralorne mine site is well developed. A mill with a nominal capacity of 100 tons per day has been constructed on the property near the 800 Level portal. A tailings pond with an ultimate five-year capacity has been constructed. The company maintains a 45-person bunkhouse, cookhouse, dry, offices and assay lab on the property.

The Author’s interpretations and conclusions by area are as follows with Key Risks and Opportunities found in Table 25.1.

Geology

•

The gold-quartz veins form an approximate en echelon array which consist mainly of ribboned fissure veins with septa defined by fine-grained chlorite, sericite, graphite or sulphide minerals. The fissure veins tend to be larger, thicker, and host the higher gold grades. Gold mineralization is observed occurring with intense silicification, stockwork veining, hydrothermal breccia, disseminated, and lesser quartz veining, all spatially associated with northeast-trending pre- and syn-dated faults and fracture zones believed to be related to early rhyolite magma evacuation and collapse.

•	Veins are dominantly composed of quartz, with minor carbonate minerals, mainly calcite and ankerite, and lesser amounts of chlorite, sericite, clay altered mariposite, talc, scheelite and native gold.

•

Sulphides are present and, although locally abundant, make up less than 1% of total vein volume. Pyrite and arsenopyrite are the most abundant sulphides with lesser marcassite, pyrrhotite, sphalerite, stibnite, galena, chalcopyrite and rare tetrahedrite.

Exploration

•	Extensive exploration work has been done throughout the property for many years. Current exploration activities are focused on expanding existing vein structures along with identifying new veins.

•	There is potential for gains in mineral resources through the mining of historic data and records.

•	Also drilling on existing and new structures will certainly add to opportunities for additional resources.

QA/QC

•

The QA/QC programs developed by the Company for this project for its exploration programs are mature and are overseen by appropriately qualified geologists, acquired using adequate quality control procedures that generally meet industry best practices for a drilling-stage exploration property. The QA/QC programs did not identify any grade biases, therefore assay results within the database are appropriate for use in a Mineral Resource estimate.

•	Testing of pulp duplicates at a 3rd party lab showed good reproducibility.

•	The number of density measurements compiled to date is still relatively low. Additional test work should be undertaken.

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Metallurgy

•

The present treatment circuit incorporates jigging and tabling to produce the gravity concentrate for smelting to doré on site. Based on examination of recent mill records, the gold content by weight in the doré consists of 70-78% gold, 15-18% silver, with the balance attributed to other impurity constituents.

•	Overall the optimum plant gold recovery appears to approach 93%, averaging closer to 90%.

•	Improving gravity recovery should be possible by incorporating a centrifugal concentrator into the circuit.

Mineral Resources

•

The Mineral Resources estimated for the Bralorne Gold Project total 45,922 tons in the Measured category, grading 0.36 opt Au, 227,201 tons in the Indicated category, grading 0.32 opt Au, with an additional 363,527 tons of Inferred resources grading 0.22 g/t Au.

•	Total contained gold is 16,643 ounces Au in the Measured category, 74,885 ounces in the Indicated category, and 83,900 ounces Au in the Inferred category.

•	Mineral Resources are reported at a base case cut-off grade of 0.1 ounces per ton Au using US$1,300/oz Au.

•

Grade interpolations were run using inverse distance (ID2) as well as a nearest neighbor and ordinary kriging methods. There are only modest differences in the block model results created using different estimation methods.

•	Tonnage calculations are based on 12.1 ft3/ton.

•	A threshold of 3 ounces per ton was employed for grade limiting and capping.

•

The 2012 Mineral Resources estimated for the Bralorne Gold Project totaled 29,984 tons in the Measured category, grading 0.34 opt Au, 140,599 tons in the Indicated category, grading 0.25 opt Au, with an additional 272,089 tons of Inferred resources grading 0.26 g/t Au.

•

The difference between the 2012 and the 2016 estimates are: a 53% increase in tons and 7% increase in grade for Measured; 62% increase in tons and 27% in grade for Indicated; and 34% increase in tons with a decrease of 17% in grade for the Inferred.

•	Key factors that have resulted in the changes in resources from 2012 to 2016 include;

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o	additional data and information.

o	exclusion of 52 and King veins due to access and data issues.

o	addition of three new veins namely; Albambra, Prince, Shaft and the BK-9780 splay off of the BK zone.

o

exclusion of the 800 stockpile and BK broken inventory which have either been processed or not accessible. There is approximately 2,450 tons in low grade stockpiles which have not been reported as the grade in not known but is thought to be approximately 0.1 ounces per ton but not verified.

o	the 2012 estimate informs a minimum of 1 composite and a maximum of three and an anisotropic weighting which causes artifacts.

o	the polygons used for reporting the 2012 resources have been realigned to reflect the resource classification categories more closely.

Table  25.1: Table of Key Project Risks and Opportunities

Project Element	Economic Risk Level	Comment	Risk	Opportunity
Database	Moderate	A significant amount of historic data remains to be analyzed and digitized. The database should be continually reviewed and renewed to insure data quality.	Issues with existing data may be discovered which will cause uncertainty.	Potential discovery of new veins. Expansion of existing veins. Potential inclusion of the 52 and King veins within future resource estimates.
Density	Low	Density data is relatively sparse. More data would give higher level of precision for tonnage estimations.	Additional data to support decreased revisions of densities values will result in lower tonnage values.	Conversely increased revisions of densities values will result in higher tonnage values.
Mined-out Areas	Moderate-high	Stopes, mined out areas, drifts and development have been digitized input and modelled so that the volumes are extracted. New data may show additional areas that require exclusion.	Any exclusions would reduce the volumes and tonnages available for resources. Resources could be deemed not to be accessible due to previous development issues.	Could result in the discovery of panels that were previously un-economic to be re-evaluated.
Compositing	High-moderate	Composites have been selected based on visual inspection and manual coding. More standard approaches should be investigated.	Could result in composites being assigned inappropriately.	Would be easier to validate and verify for audit purposes.
Geology	Low	Vein solids do not honor drillhole and composite data precisely.	Could cause differences in volumes.	Would be easier to validate and verify for audit purposes.

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Metallurgy	Low	Metallurgical test work and/or reconciliation study.	Uncertainties or reductions in recoveries. Marketing of flotation concentrate if high in arsenic.	Potential increases in metallurgical recoveries.
Resource estimation	Low	The use of ID2 as the interpolator.	Has potential to smooth grade to some extent in comparison to nearest neighbor or polygonal modelling methods.	Kriging may result in better local estimation of grade.
Resource estimation	Low	The interpolation plan which employs more composites, no quadrant search and isotropic search strategy.	May result in smoothing of grade and result in differences in local grade estimates.	Will prevent clustering of data. Give better local estimate.
Stockpile	Low	Uncertainty and approximations related to tons and grade of low-grade stockpiles.		Addition of low cost ounces included in resources and mill feed.
Classification	Low

Company maintains 10 water rights, including two producing wells. Past producing mine had sufficient water for processing purposes. The main process water for the mill currently comes from the mine. Additional sources of water may have to be located and permitted for future expansion.

Additional sources of groundwater may be identified within the current basin (or other basins) through hydrogeological studies and drilling. Adequate targets exist.
First Nations	Moderate	Level of detail related to First Nations and local community relationships, negotiations and agreements.	Uncertainty could arise should issues be encountered or are not known.
Mining	Moderate	No certainty that resources will be converted to reserves.	The nature of vein deposits makes it difficult to derive ‘modifying factors’ for the conversion of resources to reserves particularly when considering mining and development.
Gold Price	Low	Modeling based on US$1,300 gold.	Lower gold price will change size and grade of the resource.	Higher gold price will change size and grade of the resource.

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26 RECOMMENDATIONS

In order to further evaluate the resource potential of the Bralorne Project and advance the project by evaluating its economic viability, the following recommendations should be considered:

•	To add resources, increase confidence and upgrade resource classification with 11,000 m of diamond drilling in 30 holes.

•	Continue with the QA/QC of the master database.

•	Continue density measurements and analysis.

•	Perform geostatistical evaluation.

•	Data compilation and update resource estimates.

•	Perform operating cost and capital expenditure study in support of and advanced studies.

•	Initiate an advanced metallurgical test study and process engineering.

•	Upgrade mill infrastructure and site engineering.

•	Carry out an independent Preliminary Economic Assessment.

A budget of $5,210,000 is estimated to complete the aforementioned work and is presented in Table 26.1.

Table 26.1: Budget for Proposed 2016-2017 Work Program

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27 REFERENCES

Ball, M.C.N., (2010). Resource Estimate (Inter Office Memo). Unpublished corporate memo, November 27, 2010.

Ball, M.C.N., (2009). Technical Report on the Bralorne Mine Property, Resource Update and Exploration Proposal. June 3, 2009, corporate report published on Sedar.

Beacon Hill (2005). Preliminary Assessment, Bralorne Mine, Bralorne Gold Deposit. Technical Report by Beacon Hill Consultants (1988) Ltd., dated September, 2005.

Beacon Hill (2012). Preliminary Economic Assessment, Bralorne Mine, Bralorne Gold Deposit. Technical Report by Beacon Hill Consultants (1988) Ltd., dated November, 2012.

DeLeen, J., (1981). Bralorne Ore Reserve, Calculations, Volumes 1-4. Unpublished corporate report, March 27, 1981.

DeLeen, J. (1982). Bralorne Ore Reserves and notes on areas for exploration in Bralorne Mine. Unpublished corporate report, March 31, 1983.

DeLeen, J. (1987). Recommended Program of Exploration at the Bralorne Project, Bralorne, BC. Report Prepared for E&B Explorations Inc., A complete report for use in a prospectus. Dated July 24, 1987.

DeLeen, J. (1988). Bralorne Reserves located above the 1000 level (Mascot Gold Mines Ltd.) (Inter Office Memo). Unpublished corporate memo, February 17, 1988.

Dunn, D. S. (2003). Report on 2002 and 2003 Drilling and Trenching on the Bralorne Pioneer Mine Property. Unpublished corporate report, October 15, 2003.

Dunn, D. S. (2004). Report on 2003 and 2004 Underground Development Program on the Bralorne Pioneer Mine Property. Unpublished corporate report, September 30, 2004.

Dunn, D. S. (2005). Report on 2004/2005 Surface Drilling and Underground Development Programs on the Bralorne Pioneer Mine Property.Unpublished corporate report, March 31, 2005.

Miller-Tait, J., Morris, A., and Hawthorn, G. (1996). Bralorne Pioneer Gold Mines Ltd, Plan and Production Schedule for: 150 Ton per Day Mining Operation Bralorne Gold Mine, Bralorne, B.C.; Unpublished corporate report.

Miller-Tait, J., and Sampson, C. (1995). Exploration and Development Programmes, October 1993 - July 1995, Bralorne-Pioneer Property, Bralorne, British Columbia, Lillooet Mining Division, Bridge River Area, NTS 92-J/15, Latitude 50°46’N, Longitude 122°48’W. Unpublished corporate report, July 31, 1995.

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28 CERTIFICATE OF QUALIFIED PERSONS

I, Garth David Kirkham, P.Geo., do hereby certify that:

1)	I am a consulting geoscientist with an office at 6331 Palace Place, Burnaby, British Columbia.

2)	This certificate applies to the document entitled “NI 43-101 Technical Report” for the Bralorne Mine, Gold Bridge, British Columbia, Canada dated October 20, 2016 (“Technical Report”) prepared for Avino Silver and Gold Mines Ltd., Vancouver, British Columbia, Canada.

3)	I am a graduate of the University of Alberta in 1983 with a B. Sc. I have continuously practiced my profession since 1988. I have worked on and been involved with many similar NI43-101 technical reports including Bralorne, Table Mountain, Monument Bay and Cerro Las Minitas.

4)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.

5)	I have visited the property on a number of occasions, the last was October 7, 2016.

6)	In the independent report titled “NI 43-101 Technical Report” for the Bralorne Mine, Gold Bridge, British Columbia, Canada dated October 20, 2016, I am responsible for Sections for Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 15, 16, 18, 19, 20, 21, 22, 23, 24 and 25.

7)	I have had prior involvement as an author of the Technical Reports titled “Preliminary Assessment for the Bralorne Mine, Gold Bridge, British Columbia, Canada” dated November, 2012 titled “Preliminary Assessment for the Bralorne Mine, Gold Bridge, British Columbia, Canada” dated September, 2005.

8)	I am independent of Avino Silver and Gold Mines Ltd. as defined in Section 1.5 of National Instrument 43-101.

9)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I fulfil the requirements of a Qualified Person as defined in National Instrument 43-101.

10)	I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report and that this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11)	I have read National Instrument 43-101, Standards for Disclosure of Mineral Properties and Form 43-101F1. This technical report has been prepared in compliance with that instrument and form.

“Garth Kirkham” {signed and sealed}

Garth Kirkham, P.Geo.

Dated this 20th day of October, 2016 in Burnaby, British Columbia

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Bralorne Project, BC, Canada NI 43-101 Technical Report

Jasman W Yee, P.Eng.

I, Jasman W. Yee, do hereby certify that:

1)	I am a consulting metallurgist with an office at Suite 900 - 570 Granville Street, Vancouver, British Columbia.

2)	This certificate applies to the document entitled "NI 43-101 Technical Report” for the Bralorne Mine, Gold Bridge, British Columbia, Canada dated October 20, 2016 (the “Technical Report”) prepared for Avino Silver and Gold Mines Ltd., Vancouver, British Columbia, Canada.

3)	I graduated with a Bachelor’s degree of Applied Science in Chemical Engineering from the University of British Columbia (B. Ap. Sc.) in 1970.

4)	I am a licensed Professional Engineer in the province of British Columbia with the Association of Professional Engineers and Geoscientists of B.C., and a member of the Canadian Institute of Mining, Metallurgy and Petroleum.

5)	I have been directly involved in mineral processing since graduating from university.

6)	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7)	I am responsible for Sections 13 and 17 of the report.

8)	I have visited the Bralorne Property on numerous occasions and most recently on September 22, 2016.

9)	I am not independent of Avino Silver and Gold Mines Ltd. applying all the tests in Section 1.5 of NI 43-101 as I am a Director of the Company.

10)	I have read NI 43-101 and have prepared Sections 13 and 17 in compliance with NI 43-101.

11)	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the information contained in Sections 13 and 17 of the Technical Report contains all scientific and technical information that is required to be disclosed to make such portion of the Technical Report not misleading.

Dated this 20th day of October, 2016 in Vancouver, British Columbia

“Jasman Yee” {signed and sealed}

Jasman W. Yee, P. Eng.

October 2016
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